Exhibit 99.1

CRESCO LABS INC.

UNAUDITED CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2021 AND 2020

(Expressed in United States Dollars)

Cresco Labs Inc.

INDEX TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS:

Unaudited Condensed Interim Consolidated Balance Sheets	2

Unaudited Condensed Interim Consolidated Statements of Operations	3

Unaudited Condensed Interim Consolidated Statements of Comprehensive (Loss) Income	4

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	5

Unaudited Condensed Interim Consolidated Statements of Cash Flows	7

Notes to the Unaudited Condensed Interim Consolidated Financial Statements	9

Cresco Labs Inc.

Unaudited Condensed Interim Consolidated Balance Sheets

As of September 30, 2021 and December 31, 2020

(In thousands of United States Dollars, except for share amounts)

	September 30,	December 31,
	2021	2020*
ASSETS
Current assets:
Cash and cash equivalents	$252,838	$136,339
Restricted cash	1,959	4,435
Accounts receivable, net	47,757	29,943
Inventory, net	131,529	67,183
Loans receivable, short-term	2,543	2,438
Other current assets	12,422	9,129

Total current assets	449,048	249,467
Non-current assets:
Property and equipment, net	344,407	228,804
Right-of-use assets	79,552	71,794
Intangible assets, net	269,451	195,541
Loans receivable, long-term	3,820	21,223
Investments	6,438	4,360
Goodwill	395,878	450,569
Deferred tax asset	17,202	7,130
Other non-current assets	4,142	3,708

Total non-current assets	1,120,890	983,129

TOTAL ASSETS	$1,569,938	$1,232,596

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities:
Accounts payable	$25,617	$23,231
Accrued liabilities	69,185	130,469
Short-term borrowings	15,445	25,924
Income tax payable	32,374	36,067
Current portion of lease liabilities	18,542	18,040
Deferred consideration, contingent consideration and other payables, short-term	41,892	19,115
Derivative liabilities, short-term	6,180	—

Total current liabilities	209,235	252,846
Non-current liabilities:
Long-term notes payable and loans payable	463,864	255,439
Derivative liabilities, long-term	983	17,505
Lease liabilities	105,347	74,468
Deferred tax liability	62,670	41,202
Deferred consideration and contingent consideration,long-term	8,515	7,247
Other long-term liabilities	7,041	8,557

Total non-current liabilities	648,420	404,418
TOTAL LIABILITIES	857,655	657,264
COMMITMENTS AND CONTINGENCIES (Note 15)
SHAREHOLDERS’ EQUITY
Super Voting Shares (500,000 Shares authorized, issued and outstanding at September 30, 2021 and December 31, 2020, respectively)	—	—
Subordinate Voting Shares (Shares authorized, issued and outstanding at September 30, 2021: unlimited, 253,130,783 and 253,130,783, respectively, at December 31, 2020: unlimited, 194,086,000 and 194,086,000, respectively)	—	—
Proportionate Voting Shares[1] (Shares authorized, issued and outstanding at September 30, 2021: unlimited, 20,777,276 and 20,777,276, respectively, at December 31, 2020: unlimited, 29,311,088 and 29,311,088, respectively)	—	—
Special Subordinate Voting Shares[2] (Shares authorized, issued and outstanding at September 30, 2021 and December 31, 2020: unlimited, 639 and 639, respectively)	—	—
Share capital	1,483,797	802,264
Accumulated other comprehensive loss	(362)	(647)
Accumulated deficit	(813,060)	(328,380)

Equity of Cresco Labs Inc.	670,375	473,237
Non-controlling interests	41,908	102,095

TOTAL SHAREHOLDERS’ EQUITY	712,283	575,332

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,569,938	$1,232,596

[1]	PVS presented on an “as-converted” basis to SVS (1-to-200)
[2]	SSVS presented on an “as-converted” basis to SVS (1-to-0.00001)
*	Derived from audited financial statements

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Cresco Labs Inc.

Unaudited Condensed Interim Consolidated Statements of Operations

For the Three and Nine Months Ended September 30, 2021 and 2020

(In thousands of United States Dollars, except for share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenue, net	$215,483	$153,298	$603,895	$313,934
Costs of goods sold	107,162	76,454	307,570	181,715

Gross profit	108,321	76,844	296,325	132,219

Operating expenses:
Selling, general and administrative	81,390	51,909	238,284	154,793
Impairment Loss	290,949	—	290,949	1,217

Total operating expenses	372,339	51,909	529,233	156,010

(Loss) income from operations	(264,018)	24,935	(232,908)	(23,791)
Other (expense) income:
Interest expense, net	(13,577)	(8,762)	(36,360)	(23,290)
Other income (expense), net	1,735	(354)	2,120	10,174
(Loss) from equity method investments	—	(134)	(1,196)	(254)

Total other (expense), net	(11,842)	(9,250)	(35,436)	(13,370)

(Loss) income before income taxes	(275,860)	15,685	(268,344)	(37,161)
Income tax recovery (expense)	12,408	9,891	(16,579)	(14,423)

Net (loss) income	(263,452)	25,576	(284,923)	(51,584)
Net income (loss) attributable to non-controlling interests, net of tax	7,193	10,119	19,942	(4,063)

Net (loss) income attributable to Cresco Labs Inc.	$(270,645)	$15,457	$(304,865)	$(47,521)

Net loss per share - attributable to Cresco Labs Inc. shareholders
Basic (loss) income per share	$(1.00)	$0.07	$(1.19)	$(0.23)
Basic weighted-average number of shares outstanding	271,183,423	213,754,418	256,335,128	207,273,385
Diluted (loss) income per share	$(1.00)	$0.04	$(1.19)	$(0.23)
Diluted weighted-average number of shares outstanding	271,183,423	364,291,532	256,335,128	207,273,385

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Cresco Labs Inc.

Unaudited Condensed Interim Consolidated Statements of Comprehensive (Loss) Income

For the Three and Nine Months Ended September 30, 2021 and 2020

(In thousands of United States Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Net (loss) income	$(263,452)	$25,576	$(284,923)	$(51,584)
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences, net of tax	138	(196)	285	(562)

Total comprehensive (loss) income for the period	(263,314)	25,380	(284,638)	(52,146)
Comprehensive income (loss) attributable to non-controlling interests, net of tax	7,193	10,119	19,942	(4,063)

Total comprehensive (loss) income attributable to Cresco Labs Inc.	$(270,507)	$15,261	$(304,580)	$(48,083)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Cresco Labs Inc.

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the Nine Months Ended September 30, 2021 and 2020

(In thousands of United States Dollars)

	Share capital	Accumulated Deficit	Accumulated other comprehensive loss, net of tax	Non-controlling interests	Total
Balance as of January 1, 2020	$291,723	$(132,474)	$—	$119,266	$278,515
Exercise of options and warrants	482	—	—	—	482
Equity-based compensation	871	—	—	—	871
Change in ownership interest	—	—	—	17	17
Income tax reserve	(597)	(47)	—	—	(644)
Equity issued related to acquisitions	429,551	—	—	—	429,551
Cresco LLC shares redeemed and other adjustments	8,132	(8,429)	—	297	—
Foreign currency translation	—	—	166	—	166
Net (loss) income	—	(26,545)	—	(8,916)	(35,461)

Balance as of March 31, 2020	$730,162	$(167,495)	$166	$110,664	$673,497

Exercise of options and warrants	114	—	—	—	114
Equity-based compensation	5,332	—	—	—	5,332
Change in ownership interest	—	—	—	(266)	(266)
Income tax reserve	35	(51)	—	—	(16)
Equity issued related to acquisitions	6,346	—	—	—	6,346
Distributions to non-controlling interest holders	(1,681)	—	—	(481)	(2,162)
Equity issuances	437	—	—	—	437
Cresco LLC shares redeemed and other adjustments	7,253	(6,100)	—	(1,153)	—
Foreign currency translation	—	—	(532)	—	(532)
Net (loss) income	—	(36,433)	—	(5,266)	(41,699)

Balance as of June 30, 2020	$747,998	$(210,079)	$(366)	$103,498	$641,051

Exercise of options and warrants	892	—	—	—	892
Equity-based compensation	2,669	—	—	—	2,669
Income tax reserve	395	(257)	—	—	138
Employee taxes on certain share-based payment arrangements	2,072	—	—	—	2,072
Equity issued related to acquisitions	(816)	—	—	—	(816)
Distributions to non-controlling interest holders	17,255	—	—	(16,312)	943
Equity issuances	3,117	—	—	—	3,117
Cresco LLC shares redeemed and other adjustments	49,717	(44,037)	—	(5,680)	—
Foreign currency translation	—	—	(196)	—	(196)
Net income (loss)	—	15,457	—	10,119	25,576

Balance as of September 30, 2020	$823,299	$(238,916)	$(562)	$91,625	$675,446

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Cresco Labs Inc.

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the Nine Months Ended September 30, 2021 and 2020

(In thousands of United States Dollars)

	Share capital	Shares to be issued or canceled	Accumulated Deficit	Accumulated other comprehensive loss, net of tax	Non-controlling interests	Total
Balance as of January 1, 2021	$800,391	$1,873	$(328,380)	$(647)	$102,095	$575,332
Exercise of options and warrants	1,899	57	—	—	—	1,956
Equity-based compensation	6,482	(275)	—	—	—	6,207
Employee taxes on certain share-based payment arrangements	13,139	—	—	—	—	13,139
Income tax reserve	—	—	80	—	—	80
Equity issued related to acquisitions	940	1,060	—	—	—	2,000
Private placement issuance, net of costs	123,469	—	—	—	—	123,469
Equity issuances	15,790	—	—	—	—	15,790
Distributions to non-controlling interest holders	(2,165)	—	—	—	(3,980)	(6,145)
Cresco LLC shares redeemed and other adjustments	93,264	—	(85,538)	—	(5,403)	2,323
Foreign currency translation	—	—	—	354	—	354
Net (loss) income	—	—	(29,393)	—	5,269	(24,124)

Balance as of March 31, 2021	$1,053,209	$2,715	$(443,231)	$(293)	$97,981	$710,381

Exercise of options and warrants	1,712	852	—	—	—	2,564
Equity-based compensation	9,723	—	—	—	—	9,723
Employee taxes on certain share-based payment arrangements	(645)	(53)	—	—	—	(698)
Income tax reserve	—	—	87	—	—	87
Tax benefit from shareholder redemptions	611	—	—	—	—	611
Equity issued related to acquisitions	214,618	(1,060)	—	—	—	213,558
Equity issuances	(387)	—	—	—	—	(387)
Distributions to non-controlling interest holders	48,708	—	—	—	(53,930)	(5,222)
Cresco LLC shares redeemed and other adjustments	87,932	—	(86,682)	—	(3,685)	(2,435)
Foreign currency translation	—	—	—	(207)	—	(207)
Net income (loss)	—	—	(4,827)	—	7,480	2,653

Balance as of June 30, 2021	$1,415,481	$2,454	$(534,653)	$(500)	$47,846	$930,628

Exercise of options and warrants	1,691	(921)	—	—	—	770
Equity-based compensation	6,753	—	—	—	—	6,753
Employee taxes on certain share-based payment arrangements	65	(801)	—	—	—	(736)
Income tax reserve	—	—	11	—	—	11
Payable pursuant to tax receivable agreements	(1,522)	—	—	—	—	(1,522)
Tax benefit from shareholder redemptions	1,052	—	—	—	—	1,052
Equity issued related to acquisitions	44,810	—	—	—	—	44,810
Equity issuances	118	—	—	—	—	118
Distributions to non-controlling interest holders	5,263	—	—	—	(11,655)	(6,392)
Cresco LLC shares redeemed and other adjustments	9,354	—	(7,773)	—	(1,476)	105
Foreign currency translation	—	—	—	138	—	138
Net (loss) income	—	—	(270,645)	—	7,193	(263,452)

Balance as of September 30, 2021	$1,483,065	$732	$(813,060)	$(362)	$41,908	$712,283

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Cresco Labs Inc.

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the Nine Months Ended September 30, 2021 and 2020

(In thousands of United States Dollars)

	Nine Months Ended September 30,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(284,923)	$(51,584)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	30,443	23,173
Amortization of operating lease assets	5,018	3,234
Bad debt expense and provision expense for expected credit losses	1,416	1,216
Share-based compensation expense	22,604	13,295
(Gain) loss on investments	(1,481)	646
(Gain) on changes in fair value of deferred and contingent consideration	(6,947)	(9,493)
(Gain) on derivative instruments and warrants	(10,668)	(69)
(Gain), net of losses, on loan receivables	—	(431)
Loss on inventory write-offs	2,926	1,214
Impairment loss	290,949	1,194
Change in deferred taxes	(40,570)	(10,680)
Accretion of discount and deferred financing costs on debt arrangements	10,376	3,429
Loss on debt extinguishment	10,342	—
Foreign currency loss	777	275
Acquisition termination charges settled in equity	—	1,279
(Gains) net of losses, on other adjustments to net income	(1,678)	130
Settlement gain	(810)	—
Loss on divestiture	1,149	—
Changes in operating assets and liabilities:
Accounts receivable	(14,102)	(3,977)
Inventory	(20,467)	(13,370)
Other assets	(3,218)	349
Accounts payable and other accrued expenses	9,790	7,981
Operating lease liabilities	(11,958)	(8,234)
Other current liabilities	(91)	(83)
Income tax payable	(12,043)	12,928

NET CASH USED IN OPERATING ACTIVITIES	(23,166)	(27,578)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(76,539)	(71,019)
Purchases of intangibles	(2,666)	(1,483)
Proceeds from sale-leaseback transactions and tenant improvement allowances	25,485	39,348
Payment of acquisition consideration, net of cash acquired	(21,883)	(16,327)
Proceeds from divestiture, net of cash transferred	69	—
Receipts from collections of loans and advances	2,000	—
Loans and advances for entities to be acquired	(26,292)	(5,865)

NET CASH USED IN INVESTING ACTIVITIES	(99,826)	(55,346)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from January offering	124,105	—
Proceeds from issuance of long-term debt	387,000	100,000
Payment of debt, financing issuance costs and non-extending lender fees	(6,461)	(4,260)
Payment of debt prepayment and debt extinguishment costs	(16,202)	—
Acquisition of non-controlling Interests	—	(203)
Proceeds from exercise of stock options, warrants and sell-to-cover shares	18,443	3,476
Payments for taxes related to net share settlements of restricted stock units	(143)	(2,819)
Proceeds from At-The-Market offering	—	3,521
Distributions to non-controlling interest redeemable unit holders	(66,183)	(16,372)
Repayment of debt	(200,000)	(3,922)
Proceeds from financing lease transactions	—	11,754
Principal payments on finance lease obligations	(3,179)	(710)

NET CASH PROVIDED BY FINANCING ACTIVITIES	237,380	90,465

Effect of foreign currency exchange rate changes on cash	(365)	(933)
Net increase in cash and cash equivalents	114,023	6,608
Cash and cash equivalents and restricted cash, beginning of period	140,774	53,009
Cash and cash equivalents, end of period	252,838	57,689
Restricted cash, end of period	1,959	1,928

Cash and cash equivalents and restricted cash, end of period	$254,797	$59,617

Cresco Labs Inc.

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the Nine Months Ended September 30, 2021 and 2020

(In thousands of United States Dollars)

	Nine Months Ended September 30,
	2021	2020
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
CASH PAID DURING THE PERIOD:
Income tax, net	$70,010	$11,789
Interest	37,508	19,711
NON-CASH INVESTING AND FINANCING TRANSACTIONS:
Other share issuances	$273,158	$434,618
Non-cash consideration for business combination	46,641	—
Non-controlling interests redeemed for equity	10,563	6,536
Increase to net lease liability	20,611	47,643
Liability incurred to purchase property and equipment	5,536	3,508
Cashless exercise of stock options and warrants	951	1,597
Unpaid declared distributions to non-controlling interest redeemable unit holders	6,277	—
Receivables due from financing lease transactions	—	2,916
Liability incurred for debt, financing issuance costs, and non-extending lender fees	—	137
Liability incurred in accordance with tax receivable agreement	1,522
Issuance of shares for non-solicitation intangible asset	3,000	—

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

NOTE 1.    NATURE OF OPERATIONS

Cresco Labs Inc. (“Cresco Labs” or the “Company”), formerly known as Randsburg International Gold Corp. was incorporated in the Province of British Columbia under the Company Act (British Columbia) on July 6, 1990. The Company is one of the largest vertically-integrated multi-state cannabis operators in the United States licensed to cultivate, manufacture and sell retail and medical cannabis products primarily through Sunnyside*®, Cresco Labs’ national dispensary brand, and third-party retail stores. Employing a consumer-packaged goods approach to cannabis, Cresco Labs’ house of brands is designed to meet the needs of all consumer segments and includes some of the most recognized and trusted national brands including Cresco™, Cresco Reserve™, High Supply™, Mindy’s Edibles™, Good News™, Remedi™, Wonder Wellness Co.™ and FloraCal Farms®. The Company operates in and/ or has ownership interests in Illinois, Pennsylvania, Ohio, California, Maryland, Arizona, New York, Massachusetts, Michigan and Florida, pursuant to the Illinois Compassionate Use of Medical Cannabis Pilot Program Act and the Illinois Cannabis Regulation and Tax Act, the Pennsylvania Compassionate Use of Medical Cannabis Act, the Ohio Medical Marijuana Control Program, the California Medicinal and Adult-Use Cannabis Regulation and Safety Act, the Maryland Medical Marijuana Act, the Arizona Medical Marijuana Act, the New York Compassionate Care Act, the Massachusetts Cannabis Control Commission, the Michigan Medical Marihuana Act and the Florida Compassionate Medical Cannabis Act, respectively.

On November 30, 2018, in connection with a reverse takeover (the “Transaction”), the Company (i) consolidated its outstanding Randsburg common shares on an 812.63 old for one (1) new basis, and (ii) filed an alteration to its Notice of Articles with the British Columbia Registrar of Companies to change its name from Randsburg to Cresco Labs Inc. and to amend the rights and restrictions of its existing classes of common shares, redesignate such classes as the class of Subordinate Voting Shares (“SVS”) and create the classes of Proportionate Voting Shares (“PVS”), and Super Voting Shares (“MVS”).

Pursuant to the Transaction, among the Company (then Randsburg) and Cresco Labs, LLC, a series of transactions were completed on November 30, 2018 resulting in a reorganization of Cresco Labs, LLC and Randsburg in which Randsburg became the indirect parent and sole voting unitholder of Cresco Labs. The Transaction constituted a reverse takeover of Randsburg by Cresco Labs, LLC, under applicable securities laws. Cresco Labs, LLC was formed as a limited liability company under the laws of the state of Illinois on October 8, 2013 and is governed by the Pre-Combination LLC Agreement. The Pre-Combination LLC Agreement was further amended and restated in connection with the completion of the Transaction.

On December 3, 2018, the Company began trading on the Canadian Securities Exchange under the ticker symbol “CL.” On March 6, 2019, Cresco Labs’ shares were approved to be quoted on the Over-the-Counter Market and is traded under the ticker symbol “CRLBF.” On August 13, 2019, the Company began trading its Euro-denominated shares on the Frankfurt Stock Exchange and is trading under the symbol “6CQ.”

The Company’s head office is located at Suite 110, 400 W Erie St, Chicago, IL 60654. The registered office is located at Suite 2200, 1055 West Hastings Street, Vancouver, BC V6E 2E9.

NOTE 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Preparation

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared in accordance with accounting standards generally accepted in the United States (“U.S. GAAP”) for interim financial information. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to Accounting Standards Codification (“ASC”) 270 Interim Reporting. The financial data presented herein should be read in conjunction with the Company’s audited annual consolidated financial statements and accompanying notes as filed on SEDAR. In the opinion of management, the unaudited financial data presented includes all adjustments necessary to present fairly the financial position, results of operations, and cash flows for the interim periods presented. Operating results for the three and nine months ended

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

September 30, 2021 are not necessarily indicative of results that may be expected for any other reporting period. These unaudited condensed interim consolidated financial statements include estimates and assumptions of management that affect the amounts reported. Actual results could differ from these estimates.

(b)	Basis of Measurement

The accompanying unaudited condensed interim consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain equity method investments; loans measured at fair value; and certain investments, derivative instruments, and contingent consideration, which are recorded at fair value. Historical cost is generally based upon the fair value of the consideration given in exchange for assets acquired and the contractual obligation for liabilities incurred.

(c)	Functional and Presentation Currency

The Company’s functional currency and that of the majority of its subsidiaries is the United States (“U.S.”) dollar. The Company’s reporting currency is the U.S. dollar. All references to “C$” refer to Canadian dollars. Foreign currency denominated assets and liabilities are re-measured into the functional currency using period-end exchange rates. Gains and losses from foreign currency transactions are included in Other (expense) income, net in the Unaudited Condensed Interim Consolidated Statements of Operations.

Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date; revenues and expenses are translated at the monthly average rate of exchange during the period. Gains or losses on translation of foreign subsidiaries and net investments in foreign operations are included in Foreign currency translation differences, net of tax in the Unaudited Condensed Interim Consolidated Statements of Comprehensive Loss.

(d)	Significant Accounting Policies

The basis of consolidation as described in Note 2 of the Company’s audited annual consolidated financial statements for the year ended December 31, 2020 have been updated based on percentage of ownership changes as noted below.

i.	Basis of Consolidation

The unaudited condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries with intercompany balances and transactions eliminated upon consolidation. Subsidiaries are those entities over which the Company has the power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee, and has the ability to use its power to affect its returns. The following are Cresco Labs’ wholly owned or effectively controlled subsidiaries and entities over which the Company has control as of September 30, 2021.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

Entity	Location	Purpose	Percentage Held
Cresco Labs Inc.	British Columbia, Canada	Parent Company
Cresco U.S. Corp.	Illinois	Manager of Cresco Labs, LLC	100%
Cresco Labs, LLC	Illinois	Operating Entity	56%
Cresco Labs Notes Issuer, LLC	Illinois	Holding Company	100%
Gloucester Street Capital, LLC	New York	Holding Company	100%
Valley Agriceuticals, LLC	New York	Operating Entity	100%
MedMar Inc.	Illinois	Holding Company	100%
MedMar Lakeview, LLC (Sunnyside*® - Lakeview and Sunnyside*® — River North)	Illinois	Dispensary	88%
MedMar Rockford, LLC (Sunnyside*® - Rockford and Sunnyside*® — South Beloit)	Illinois	Dispensary	75%
CMA Holdings, LLC	Illinois	Holding Company	100%
Cultivate Licensing LLC	Massachusetts	Cultivation, Production and Dispensary Facility	100%
BL Real Estate, LLC	Massachusetts	Holding Company	100%
CannaRoyalty Corp. (Origin House)	Ontario, Canada	Holding Company	100%
Cali-AntiFragile Corp.	California	Holding Company	100%
Alta Supply Inc. (Continuum)	California	Distribution	100%
Kaya Management Inc.	California	Production	100%
RPE Inc. (Continuum)	California	Distribution	100%
FloraCal	California	Cultivation	100%
Cub City, LLC	California	Cultivation	100%
CRHC Holdings Corp.	Ontario, Canada	Holding Company	100%
Bluma Wellness Inc.	British Columbia, Canada	Holding Company	100%
CannCure Investments Inc.	Ontario, Canada	Holding Company	100%
Cannabis Cures Investments, LLC	Florida	Holding Company	100%
3 Boys Farm, LLC (One Plant Florida)	Florida	Cultivation, Production and Dispensary Facility	100%
Farm to Fresh Holdings, LLC	Florida	Cultivation, Production and Dispensary Facility	100%
Cresco Labs Michigan, LLC (a)	Michigan	Cultivation and Production Facility	85%

(a) Cresco Labs Michigan, LLC is 85% owned by related parties within management of the Company.

Entity	Location	Purpose	Percentage Held
Cresco Labs Notes Issuer, LLC	Illinois	Holding Company
Cresco Labs Ohio, LLC	Ohio	Cultivation, Production and Dispensary Facility	99%
Wellbeings, LLC	Delaware	CBD Wellness Product Development	100%
Cresco Labs SLO, LLC	California	Holding Company	100%
SLO Cultivation Inc.	California	Cultivation and Production Facility	80%
Cresco Labs Joliet, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs Kankakee, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs Logan, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs PA, LLC	Pennsylvania; Registered: Illinois	Holding Company	100%
Cresco Yeltrah, LLC	Pennsylvania	Cultivation, Production and Dispensary Facility	100%
JDC Newark, LLC	Ohio	Holding Company	100%
Verdant Creations Newark, LLC	Ohio	Dispensary	100%
JDC Marion, LLC	Ohio	Holding Company	100%
Verdant Creations Marion, LLC	Ohio	Dispensary	100%
JDC Chillicothe, LLC	Ohio	Holding Company	100%
Verdant Creations Chillicothe, LLC	Ohio	Dispensary	100%
JDC Columbus, LLC	Ohio	Holding Company	100%
Care Med Associates, LLC	Ohio	Dispensary	100%
Cresco Labs Arizona, LLC	Arizona	Holding Company	100%
Arizona Facilities Supply, LLC	Arizona/Maryland	Cultivation, Production and Dispensary Facility	100%
Cresco Labs Tinad, LLC	Illinois	Holding Company	100%
PDI Medical III, LLC (Sunnyside*®—Buffalo Grove and Sunnyside*® — Naperville)	Illinois	Dispensary	100%
Cresco Labs Phoenix Farms, LLC	Illinois	Holding Company	100%
Phoenix Farms of Illinois, LLC (Sunnyside*® — Champaign and Sunnyside*® — Danville)	Illinois	Dispensary	100%
JDC Elmwood, LLC	Illinois	Holding Company	100%
FloraMedex, LLC (Sunnyside*®—Elmwood Park and Sunnyside*® - Schaumburg)	Illinois	Dispensary	100%
Cresco Edibles, LLC	Illinois	Holding Company	100%
TSC Cresco, LLC	Illinois	Licensing	75%
Cresco HHH, LLC	Massachusetts	Cultivation, Production and Dispensary Facility	100%

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

Cresco U.S. Corp., which is wholly owned by the Company, is the sole manager of Cresco Labs, LLC; Cresco Labs, LLC is the sole owner and manager of Cresco Labs Notes Issuer, LLC. Therefore, the Company controls Cresco Labs Notes Issuer, LLC and has consolidated its results into the unaudited condensed interim consolidated financial statements.

Non-controlling interests (“NCI”) represent ownership interests in consolidated subsidiaries by parties that are not shareholders of the Company. They are shown as a component of total equity in the Unaudited Condensed Interim Consolidated Balance Sheets, and the share of income (loss) attributable to NCI is shown as a component of Net (loss) income in the Unaudited Condensed Interim Consolidated Statements of Operations and in the Unaudited Condensed Interim Consolidated Statement of Comprehensive (Loss) Income. Changes in the parent company’s ownership that do not result in a loss of control are accounted for as equity transactions.

(e)	Earnings (Loss) Per Share

Earnings (loss) per share (“EPS”) is calculated by dividing the net earnings or loss attributable to shareholders by the weighted-average shares outstanding. The Company presents basic and diluted EPS in the Unaudited Condensed Interim Consolidated Statements of Operations. Basic EPS is calculated by dividing the profit or loss attributable to shareholders by the weighted-average number of shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential shares, which are comprised of redeemable Cresco Labs, LLC shares, options, warrants, restricted stock units (“RSUs”) issued and deferred consideration. Shares with anti-dilutive impacts are excluded from the calculation. The number of shares included with respect to redeemable shares, options, warrants and RSUs is computed using the treasury stock method.

Potentially dilutive securities were excluded in the calculation of diluted EPS as their impact would have been anti-dilutive for the periods presented. Potentially dilutive shares which were excluded from the calculation of diluted EPS for the periods presented consisted of the following:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands)	2021	2020	2021	2020
Redeemable units	111,216	—	116,824	137,061
Options	11,921	—	13,839	7,945
Warrants	4,796	2,635	4,106	4,264
RSUs	726	—	814	4

Total potentially dilutive shares	128,659	2,635	135,583	149,274

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(f)	Recasts and Adjustments

Prior period amounts included throughout the unaudited condensed interim consolidated financial statements have been recast and adjusted to update for historical changes necessary to present the unaudited condensed interim consolidated financial statements in accordance with U.S. GAAP.

(g)	Recently Adopted Accounting Pronouncements

The Company does not have any recently adopted accounting pronouncements during the three and nine months ended September 30, 2021.

(h)	Recently Issued Accounting Standards

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40). ASU 2020-06 simplifies and adds disclosure requirements for the accounting and measurement of convertible instruments and the settlement assessment for contracts in an entity’s own equity. The amendments in this update are effective for all business entities for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. We do not expect the adoption of this guidance will have a material impact on the Company’s unaudited condensed interim consolidated financial statements.

In May 2021, the FASB issued ASU No. 2021-04 Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40). ASU 2021-04 clarifies and reduces diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options due to a lack of explicit guidance in the FASB Codification. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. We do not expect the adoption of this guidance will have a material impact on the Company’s unaudited condensed interim consolidated financial statements.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

NOTE 3.    INVENTORY

As of September 30, 2021 and December 31, 2020, inventory was comprised primarily of cannabis and cannabis-related products.

Inventory consisted of the following:

($ in thousands)	September 30, 2021	December 31, 2020
Raw materials	$37,309	$23,203
Raw materials—non-cannabis	23,002	15,288
Work-in-process	32,117	7,530
Finished goods	39,101	21,162

Total Inventory	$131,529	$67,183

The Company wrote off $1.5 million and $1.7 million of inventory during the three and nine months ended September 30, 2021, respectively, and $1.1 million during the three and nine months ended September 30, 2020.

During the three and nine months ended September 30, 2021, the Company recorded inventory reserve provisions of $0.7 million and $1.2 million, respectively. During the three and nine months ended September 30, 2020, the Company recorded inventory reserve provisions of $0.1 million and $1.2 million, respectively.

NOTE 4.    PROPERTY AND EQUIPMENT

As of September 30, 2021 and December 31, 2020, Property and equipment consisted of the following:

($ in thousands)	Land and Buildings	Machinery and Equipment	Furniture and Fixtures	Leasehold Improvements	Website, Computer Equipment and Software	Vehicles	Construction In Progress	Total
Cost
Balance as of January 1, 2021	$96,526	$23,206	$17,636	$88,369	$5,772	$1,946	$19,197	$252,652

Additions	4,937	4,782	3,215	8,037	1,399	915	54,155	77,440
Transfers	3,493	3,110	3,247	37,283	362	66	(47,561)	—
Disposals	—	(38)	(152)	—	(13)	(30)	—	(233)
Additions from acquisition	37,475	5,251	421	9,360	108	377	4,412	57,404
Sale of 180 Smoke	—	(92)	(255)	(811)	(10)	—	—	(1,168)
Effect of foreign exchange and other adjustments	27	(157)	(12)	(45)	—	(22)	25	(184)

As of September 30, 2021	$142,458	$36,062	$24,100	$142,193	$7,618	$3,252	$30,228	$385,911

Accumulated depreciation
Balance as of January 1, 2021	$(2,033)	$(3,235)	$(3,199)	$(12,882)	$(2,006)	$(493)	$—	$ (23,848)

Depreciation	(3,905)	(2,350)	(3,064)	(7,188)	(1,364)	(441)	—	(18,312)
Disposals	—	23	90	—	7	19	—	139
Sale of 180 Smoke	—	51	55	297	6	—	—	409
Adjustments	—	88	—	—	—	20	—	108

As of September 30, 2021	$(5,938)	$(5,423)	$(6,118)	$(19,773)	$(3,357)	$(895)	$—	$ (41,504)

Net book value
As of December 31, 2020	$94,493	$19,971	$14,437	$75,487	$3,766	$1,453	$19,197	$228,804

As of September 30, 2021	$136,520	$30,639	$17,982	$122,420	$4,261	$2,357	$30,228	$344,407

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

As of September 30, 2021 and December 31, 2020, costs related to construction at the Company’s facilities and dispensaries were capitalized in construction in progress and not depreciated. Depreciation will commence when construction is completed and the facilities and dispensaries are available for their intended use.

Depreciation of $7.1 million and $4.5 million was incurred during the three months ended September 30, 2021 and 2020, respectively, of which $1.6 million and $1.2 million, respectively, is included in Selling, general and administrative expenses, with the remainder in Cost of goods sold and ending inventory.

Depreciation of $18.3 million and $12.4 million was incurred during the nine months ended September 30, 2021 and 2020, respectively, of which $4.6 million and $3.1 million, respectively, is included in Selling, general and administrative expenses, with the remainder in Cost of goods sold and ending inventory.

As of September 30, 2021, ending inventory includes $6.3 million of capitalized depreciation. For the three months ended September 30, 2021 and 2020, $4.1 million and $3.5 million, respectively, of depreciation was recorded to Cost of goods sold, which includes $2.7 million and $2.2 million, respectively, related to depreciation capitalized to inventory in prior quarters. For the nine months ended September 30, 2021 and 2020, $11.1 million and $7.8 million, respectively, of depreciation was recorded to Cost of goods sold, which includes $3.6 million and $1.9 million, respectively, related to depreciation capitalized to inventory in prior years.

NOTE 5.    LEASES

The Company is the lessee in all of its leasing arrangements and has entered into leases primarily for its corporate office, cultivation and processing facilities, and dispensaries. Depending upon the type of lease, the original lease terms generally range from less than 12 months to 20 Years. Certain leases include renewal options ranging from one year to 35 years. The Company is reasonably certain to exercise renewal options ranging from less than one year to 10 years on certain leases.

The Company also has long-term financing liabilities associated with certain properties. See Note 11 for additional details on these transactions.

During the nine months ended September 30, 2021, the Company recognized 1 new operating lease through the acquisition of Verdant Creations, LLC (“Verdant”), 17 new operating and finance leases through the acquisition of Bluma Wellness, Inc. (“Bluma”), and 2 new operating leases through the acquisition of Cultivate Licensing LLC and BL Real Estate LLC (collectively “Cultivate”). See Note 10 for additional details on these transactions. During March 2021, the Company’s right-of-use (“ROU”) assets and lease liabilities were reduced due to the derecognition of 26 operating leases in connection with the sale of the 180 Smoke business (“180 Smoke”).

NOTE 6.    INVESTMENTS

The following is a detailed discussion of the Company’s types of investments held:

(a)	Fair Value Investments

The Company has investments in four entities: 420 Capital Management, LLC (“420 Capital”), a cannabis investment company; Lighthouse Strategies, LLC (“Lighthouse”), a diversified cannabis investment company; IM Cannabis Corp. (“IMC”), a pharmaceutical manufacturer that specializes in cannabis; and OLD PAL LLC (“Old Pal”), a cannabis operator/licensor.

Upon the acquisition of CannaRoyalty Corp. (“Origin House”) on January 8, 2020, the Company obtained a 1.3% ownership stake in Fleurish Cannabis Inc. (“Fleurish”) for a fair value of $0.1 million as of the acquisition date. During the second quarter of 2021, the Company determined that the Fleurish equity shares had no value due to the company’s continuing declining financial health. As a result, during the second quarter of 2021, the Company fully impaired the investment in Fleurish.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

Upon the acquisition of Bluma on the close of business April 14, 2021, the Company obtained a 13.3% ownership stake in Aloha Holdings of Illinois (“Aloha”), an entity applying for a license to open a cannabis dispensary in Illinois, for a fair value of $0.1 million, and 0.8% ownership stake in Old Pal for a fair value of $0.6 million. See Note 16 for additional details. During the three months ended September 30, 2021, the Company fully impaired the investment in Aloha due to Aloha having an unsuccessful license application in Illinois. The 420 Capital, Lighthouse, and Old Pal investments are held at fair value and are classified as equity securities without a readily determinable value. The IMC investment is classified as a marketable security with a readily determinable fair value. The Fleurish and Aloha investments were classified as equity securities held at fair value without readily determinable values prior to being fully impaired as of June 30, 2021 and September 30, 2021, respectively.

The following is a summary of the investments held at fair value as of September 30, 2021 and December 31, 2020:

($ in thousands)	September 30, 2021	December 31, 2020
420 Capital	$68	$68
Lighthouse	781	1,049
Fleurish	—	51
Old Pal	592	—
IMC	4,997	—

Total Investments	$6,438	$1,168

The Company recorded a mark-to-market loss of $2.9 million and a gain of $0.1 million for the three months ended September 30, 2021 and 2020, respectively, and a mark-to-market loss of $6.8 million and $0.2 million for the nine months ended September 30, 2021 and 2020, respectively.

(b)	Equity Method Investment

As part of the Origin House acquisition, the Company acquired an investment in Trichome Financial Corp. (“Trichome”), a lending entity that focuses its investments on cannabis and cannabis-related companies. At the acquisition date, the fair value of the Trichome investment was $4.3 million. The Company’s ownership stake in Trichome upon acquisition and as of December 31, 2020 was approximately 23.0%. During March 2021, the Company derecognized the Trichome equity method investment as part of an ownership conversion to shares in IMC. The Company recognized a gain on conversion of $9.3 million in Other income (expense), net as the IMC investment exceeded the $2.1 million carrying value of Trichome on the date of conversion.

The following is a summary of the equity method investment held as of September 30, 2021 and December 31, 2020:

($ in thousands)	September 30, 2021	December 31, 2020
Trichome	$—	$3,192

Total Equity method investment	$—	$3,192

The Company recorded no gain or loss on investment for the three months ended September 30, 2021 and a loss on investment of $0.1 million for the three months ended September 30, 2020. For the nine months ended September 30, 2021 and 2020, the Company recorded a loss on investment of $1.2 million and $0.3 million, respectively. No distributions were made by the investee to the Company related to investments for any of the respective periods.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

NOTE 7.	INTANGIBLE ASSETS AND GOODWILL

The following is a reconciliation of the balances of intangible assets and goodwill from the beginning balances at December 31, 2020 to the ending balances on September 30, 2021:

($ in thousands)	Customer Relation- ships	Trade Names	Permit Application Costs	Licenses	Other Intangibles (a)	Goodwill	Total
Cost
Balance at January 1, 2021	$70,529	$39,700	$8,752	$89,347	$6,390	$450,569	$665,287

Additions	—	—	2,659	—	3,003	—	5,662
Additions from acquisitions	21,670	1,400	4	147,560	800	145,855	317,289
Impairment	(62,900)	(39,000)	—	—	(3,784)	(200,606)	(306,290)
Measurement period adjustments	—	—	—	—	—	60	60
Disposals	—	—		—	(476)	—	(476)

Balance at September 30, 2021	$29,299	$2,100	$11,415	$236,907	$5,933	$395,878	$681,532

Accumulated amortization
Balance at January 1, 2021	$(5,129)	$(3,970)	$(7,118)	$—	$(2,960)	$—	$(19,177)

Amortization	1,901	3,743	(3,703)	—	1,033	—	2,974

Balance at September 30, 2021	$(3,228)	$(227)	$(10,821)	$—	$(1,927)	$—	$(16,203)

Net book value
December 31, 2020	$65,400	$35,730	$1,634	$89,347	$3,430	$450,569	$646,110

September 30, 2021	$26,071	$1,873	$594	$236,907	$4,006	$395,878	$665,329

(a)	Other Intangibles includes market-related intangibles, non-compete agreements, non-solicitation agreements and related amortization.

Amortization of $4.2 million and $12.6 million was recorded for the three and nine months ended September 30, 2021, respectively, of which $3.6 million and $10.7 million, respectively, is included in Selling, general and administrative expenses, with the remainder in Cost of goods sold and ending inventory. During the three and nine months ended September 30, 2021, the Company recorded an adjustment to accumulated amortization of $15.6 million as part of the impairment write-down of the trade names and customer relationship intangibles.

Amortization of $3.3 million and $10.7 million was recorded for the three and nine months ended September 30, 2020, respectively, of which $2.6 million and $8.7 million, respectively, is included in Selling, general and administrative expenses, with the remainder in Cost of goods sold and ending inventory.

During the three and nine months ended September 30, 2021, the Company mutually terminated the agreement for exclusive distribution rights with a third-party vendor which resulted in the impairment of the remaining net book value of the market-related intangible of $0.8 million. Management determined that the Company’s shift in strategy to reduce third-party distribution in California was an indicator of impairment as of September 30, 2021 for associated assets. Certain trade names and customer relationship intangibles with remaining net book values of $32.2 million and $57.1 million, respectively, were determined to be fully impaired due to updated cash flow projections associated with these assets. Additionally, $200.6 million in goodwill impairment was recorded to the California reporting unit.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

The following table outlines the estimated annual amortization expense related to intangible assets as of September 30, 2021:

($ in thousands)
2021	$2,478
2022	7,768
2023	4,358
2024	3,929
2025	4,002
Thereafter	9,219

Total estimated amortization	$31,754

As of September 30, 2021, ending inventory includes $0.9 million of capitalized amortization. For the three months ended September 30, 2021 and 2020, $0.5 million and $0.8 million, respectively, of amortization expense was recorded to Cost of goods sold, which includes $0.4 million and $0.6 million, respectively, related to amortization capitalized to inventory in prior quarters. For the nine months ended September 30, 2021 and 2020, $1.9 million and $1.9 million, respectively, of amortization expense was recorded to Cost of goods sold, which includes $0.9 million and $0.7 million, respectively, related to amortization capitalized to inventory in prior years.

During the nine months ended September 30, 2021, license intangible assets of $147.6 million were acquired from business combinations and are classified as indefinite-lived intangible assets as the Company cannot continue as a going concern without such licenses. See Note 10 for additional details.

During the nine months ended September 30, 2021, a non-solicitation and cooperation agreement intangible asset of $3.0 million was recognized from a settlement agreement, and is amortized over a period of twenty-four months. Refer to Note 15 for additional details.

NOTE 8.	SHARE CAPITAL

(a)	Authorized

The authorized share capital of the Company, which has no par value, is comprised of the following:

i.	Unlimited Number of Subordinate Voting Shares

Holders of SVS will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of SVS will be entitled to one vote in respect of each SVS held. As long as any SVS remain outstanding, the Company will not, without the consent of the holders of the SVS by separate special resolution, prejudice or interfere with any right attached to the SVS. Holders of SVS will be entitled to receive as and when declared by the directors of the Company, dividends in cash or property of the Company.

ii.	Unlimited Number of Proportionate Voting Shares

Holders of PVS will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of PVS will be entitled to one vote in respect of each SVS into which such PVS could ultimately be converted to 200 votes per PVS. As long as any PVS remain outstanding, the Company will not, without the consent of the holders of the PVS and MVS by separate special resolution, prejudice or interfere with any right or special right attached to the PVS. The holder of PVS have the right to receive dividends, out of any cash or other assets legally available therefore, pari passu as to dividends and any declaration or payment of any dividend on the SVS.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

During the nine months ended September 30, 2021 and 2020, 43 thousand and 93 thousand PVS, respectively, were exchanged for 8.5 million and 18.7 million SVS, respectively, at a rate of 1 PVS for 200 SVS.

iii.	500,000 Super Voting Shares

Holders of MVS shall be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote. At each such meeting, holders of MVS shall be entitled to 2,000 votes in respect of each MVS held.

iv.	Unlimited Number of Special Subordinate Voting Shares (“SSVS”)

Holders of SSVS will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of SSVS will be entitled to a 0.00001 vote in respect of each SSVS held. As long as any SSVS remain outstanding, the Company will not, without the consent of the holders of the SSVS by separate special resolution, prejudice or interfere with any right attached to the SSVS. Holders of SSVS will be entitled to receive dividends in cash or property of the Company, if and when declared by the Board of Directors (the “Board”).

v.	Redeemable Units

As part of the Transaction, unit holders of Cresco Labs, LLC exchanged their units for a new class of redeemable units in Cresco Labs, LLC. Each Redeemable unit is only exchangeable for the equivalent of one SVS in Cresco Labs Inc. (without any obligation to redeem in cash). These unit holders hold an interest only in Cresco Labs, LLC; they participate in the earnings of only Cresco Labs, LLC and not the earnings of the combined entity.

(b)	Issued and Outstanding

As of September 30, 2021 and 2020, issued and outstanding shares and units consisted of the following:

(In thousands)	Redeemable Units	Subordinate Voting Shares (SVS)	Proportionate Voting Shares (PVS)*	Super Voting Shares (MVS)	Special Subordinate Voting Shares (SSVS)**	Shares to be Issued or Canceled
Beginning balance, January 1, 2021	126,338	194,086	29,311	500	1	145
Options and warrants exercised	—	2,193	—	—	—	3
RSUs issued	—	375	—	—	—	—
Issuance of shares related to acquisitions***	—	20,904	—	—	—	—
Cresco LLC redemption	(15,497)	15,497	—	—	—	—
PVS converted to SVS	—	8,534	(8,534)	—	—	—
Issuances related to employee taxes on certain share-based payment arrangements	—	73	—	—	—	75
Share issuances	—	11,469	—	—	—	—

Ending balance, September 30, 2021	110,841	253,131	20,777	500	1	223

*	PVS presented on an “as-converted” basis to SVS (1-to-200)
**	SSVS presented on an “as-converted” basis to SVS (1-to-0.00001)

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(In thousands)	Redeemable Units	Subordinate Voting Shares (SVS)	Proportionate Voting Shares (PVS)*	Super Voting Shares (MVS)	Special Subordinate Voting Shares (SSVS)**	Shares to be cancelled
Beginning balance, January 1, 2020	142,172	73,600	57,937	500	—	—
Options and warrants exercised	—	1,239	12	—	—	—
RSUs issued	—	1,415	—	—	—	—
Issuance of shares related to acquisitions	—	69,484	242	—	—	(155)
Cresco LLC redemption	(11,224)	11,224	—	—	—	—
PVS converted to SVS	—	18,671	(18,671)	—	—	—
Issuances related to employee taxes on certain share-based payment arrangements	—	779	—	—	—	—
Share issuances	—	792	—	—	1	—

Ending balance, September 30, 2020	130,948	177,204	39,520	500	1	(155)

*	PVS presented on an “as-converted” basis to SVS (1-to-200)
**	SSVS presented on an “as-converted” basis to SVS (1-to-0.00001)

(i)	Share Issuances

In December 2019, the Company entered into an agreement with Canaccord Genuity Corp (“Canaccord”) to sell up to C$55.0 million SVS at an at-the-market price. During the three and nine months ended September 30, 2020 the Company issued 0.7 million shares at a weighted average price of $4.72 per share and 0.8 million shares at a weighted average price of $4.70 per share. During the three and nine months ended September 30, 2020, gross proceeds were $3.2 million, offset by equity issuance costs of $0.2 million and $3.5 million, offset by equity issuance costs of $0.2 million, respectively. The Company recognized gains of $0.9 million in equity during the three and nine months ended September 30, 2020 related to share issuances for shares withheld for employee taxes on certain share-based payment arrangements as a result of the change in share price between employee exercise and sale of shares. No shares were issued during the three and nine months ended September 30, 2021 under this agreement. In April 2021, the Company announced a new agreement with Canaccord to sell up to $100.0 million of SVS to replace the prior agreement which was set to expire in August 2021. This agreement replaced the December 2019 agreement and related fees of $0.3 million were reclassified from share capital to Other expense (income), net.

During the nine months ended September 30, 2020, the Company issued 44 thousand SVS, valued at $0.2 million, and 1 thousand SSVS (as-converted), valued at $3 thousand.

(ii)	Issuance of Shares - Private Placement

In January 2021, the Company closed an offering of 9.9 million SVS at a price of C$16.00 ($12.67) per share. The Company received cash proceeds of $120.7 million, net of $3.4 million in commission and other fees, with a corresponding increase to share capital of $124.1 million.

(iii)	Issuance of Shares - Arrangement

In February 2021, a binding settlement was reached with a former executive of the Company for payment of 1.3 million SVS to the counterparty relating to certain equity awards previously held by the counterparty in exchange for a number of covenants, including non-solicitation, non-hire, certain provisions surrounding voting rights and limitations on future sales of Company shares. See Note 15 for additional information about the arrangement.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(iv)	Issuance of Shares - Verdant

In February 2021, in conjunction with the acquisition of Verdant, the Company issued 0.1 million SVS valued at $2.0 million.

(v)	Issuance of Shares – Bluma

In May 2021, in conjunction with the acquisition of Bluma, the Company issued 15.1 million SVS and 0.8 million replacement shares valued at $183.3 million and $10.0 million, respectively.

(vi)	Issuance of Shares – Cultivate

In September 2021, in conjunction with the acquisition of Cultivate, the Company issued 4.8 million SVS valued at $46.6 million.

(vii)	Issuance of Shares - Origin House

In January 2020, in conjunction with the acquisition of Origin House, the Company issued 66.5 million SVS, valued at $396.6 million.

During the nine months ended September 30, 2020, the Company issued 1.1 million SVS, valued at $3.7 million, to satisfy certain obligations related to deferred consideration related to legacy acquisitions by Origin House.

In May 2020, the Company issued 0.3 million SVS, valued at $1.0 million, in accordance with the post combination remuneration agreement associated with Origin House’s previous acquisition of FloraCal.

In May 2020, the Company also issued 0.8 million SVS, valued at $2.2 million, to settle the deferred consideration associated with Origin House’s previous acquisition of Cub City, LLC.

During the three months ended September 30, 2020, the Company cancelled 0.2 million SVS in connection with the settlement of a contingent liability related to the Origin House acquisition.

(viii)	Issuance of Shares - Valley Agriceuticals, LLC (“Valley Ag”)

During the nine months ended September 30, 2020, the Company issued 0.3 million PVS (as-converted), valued at $1.2 million to satisfy certain obligations related to interest on deferred consideration.

In May 2020, the Company issued 0.5 million SVS, valued at $1.5 million to satisfy a portion of the Company’s make-whole liability. See notes 10 and 16 for further details.

(ix)	Issuance of Shares – MedMar Lakeview

In April 2020, the Company issued 0.1 million SVS, valued at $0.4 million, to satisfy certain obligations related to contingent consideration.

In August 2020, the Company issued 19 thousand SVS, valued at $0.1 million, to satisfy certain obligations related to contingent consideration

(x)	Issuance of Shares – Tryke Companies, LLC

In April 2020, the Company issued 0.3 million SVS, valued at $1.3 million, in accordance with the termination agreement which canceled the previously announced purchase agreement to acquire certain assets of and an interest in Tryke Companies, LLC, and certain subsidiaries and affiliates.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(c)	Stock Purchase Warrants

Each whole warrant entitles the holder to purchase one SVS or PVS of the Company. A summary of the status of the warrants outstanding as of September 30, 2021 and 2020, is as follows:

(In thousands)	Number of warrants*	Weighted- average exercise price
Balance as of January 1, 2021	6,183	$7.80
Bluma replacement warrants	4,665	11.64
Exercised	(709)	6.18
Forfeited	(285)	11.64

Balance as of September 30, 2021	9,854	$9.62

*	PVS presented on an “as-converted” basis to SVS (1-to-200)

(In thousands)	Number of warrants*	Weighted- average exercise price
Balance as of January 1, 2020	6,454	$7.73
Exercised	(12)	4.24

Balance as of September 30, 2020	6,442	$7.73

*	PVS presented on an “as-converted” basis to SVS (1-to-200)

During the three and nine months ended September 30, 2021, the Company recorded $42 thousand and $5.1 million, of warrant exercises into share capital, respectively. The 9.9 million outstanding warrants are from issuances to underwriters associated with the September 2019 financing and sellers from the Valley Ag acquisition. Of the total outstanding warrants, 0.6 million are classified as non-current liabilities, 3.7 million are classified as current liabilities, and 5.6 million are classified as equity. See Note 16 for information about valuation of liability-classified warrants.

As part of the Bluma acquisition in the second quarter of 2021, the Company issued 4.7 million Cresco warrants valued at $18.4 million in exchange for Bluma warrants that were issued and outstanding on the acquisition date. The issued warrants are equity-classified. During the second quarter of 2021, 0.2 million warrants related to the Bluma acquisition were exercised for $2.2 million resulting in an increase to share capital of $2.9 million.

During the nine months ended September 30, 2021, 0.5 million equity-classified warrants associated with the Valley Ag acquisition were exercised for $0.7 million, resulting in an increase to share capital of $2.2 million. During the three months ended September 30, 2021, 6 thousand warrants associated with the Valley Ag acquisition were exercised. During the nine months ended September 30, 2020, 12 thousand equity-classified warrants associated with the Valley Ag acquisition were exercised for $0.1 million, resulting in an increase to share capital of $0.1 million.

(d)	Distribution to Non-controlling Interest Holders

As of September 30, 2021 and December 31, 2020, the Company accrued for tax-related distributions to 2021 and 2020 unit holders of Cresco Labs, LLC and other minority interest holders of $9.9 million and $64.0 million, respectively. These distributions will reduce non-controlling interest upon payment.

In accordance with the underlying operating agreements, the Company declared and paid required distribution amounts to 2021 and 2020 unit holders of Cresco Labs, LLC and other minority interest holders of $14.0 million and $69.6 million, during the three and nine months ended September 30, 2021, respectively. Similarly, the Company paid required tax distribution amounts to 2020 and 2019 unit holders of Cresco Labs, LLC and other minority interest holders of $16.7 million, during the three and nine months ended September 30, 2020, respectively.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(e)	Changes in Ownership and Non-controlling Interests

During the three and nine ended September 30, 2021, redemptions of 1.0 million and 15.5 million redeemable units occurred, respectively, which were converted into an equivalent number of SVS. This redemption resulted in a decrease of 0.4% and 6.2%, respectively, in non-controlling interest in Cresco Labs, LLC.

During the three and nine months ended September 30, 2020, redemptions of 7.7 million and 11.2 million redeemable units occurred, respectively, which were converted into an equivalent number of SVS. This redemption resulted in a decrease of 3.0% and 4.4%, respectively, in non-controlling interest in Cresco Labs, LLC.

As of and for the nine months ended September 30, 2021, non-controlling interest included the following amounts before intercompany eliminations:

($ in thousands)	TSC Cresco, LLC		MedMar Inc. (Lakeview)		MedMar Inc. (Rockford)		Cresco Labs Ohio,LLC		SLO Cultivation Inc.		Other entities including Cresco Labs, LLC[1]	Eliminations	Total
Non-current assets	$5,167		$33,576		$22,710		$16,066		$25,530		$1,017,841	$—	$1,120,890
Current assets	47,556		61,299		113,786		56,942		92,184		332,509	(255,228)	449,048
Non-current liabilities	—		(11,344)		(3,202)		(12,249)		(12,366)		(609,259)	—	(648,420)
Current liabilities	(34,965)		(67,522)		(82,043)		(66,729)		(138,906)		(83,899)	264,829	(209,235)

Net assets (liabilities)	$17,758		$16,009		$51,251		$(5,970)		$(33,558)		$657,192	$9,601	$712,283

Net assets (liabilities) attributable to NCI	$2,969		$3,583		$3,625		$13		$(7,570)		$39,288 [3]	$—	$41,908

Revenue	$15,240		$35,988		$62,472		$16,220		$17,801		$485,933	$(29,759)	$603,895
Gross profit	9,874		23,323		31,631		6,188		(3,313)		238,927	(10,305)	296,325

Net income (loss)	$8,964		$8,903		$18,924		$(5,065)		$(11,382)		$(305,267)	$—	$(284,923)

Net income (loss) allocated to NCI	$2,241		$1,104		$4,731		$(51)		$(2,276)		$14,193	$—	$19,942

NCI percentage as of September 30, 2021	25.0	% [1]	12.4	% [2]	25.0	% [2]	1.0	% [1]	20.0	% [1]	43.9%

[1]	The NCI percentage reflects the NCI that exists at Cresco Labs, LLC. There is a further 43.9% NCI related to NCI for Cresco Labs Inc.
[2]	The NCI percentage reflects the NCI that exists at Cresco U.S. Corp.
[3]	Includes the effect of LLC unit redemptions and other adjustments

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

As of and for the twelve months ended December 31, 2020, non-controlling interest included the following amounts before intercompany eliminations:

($ in thousands)	TSC Cresco, LLC		MedMar Inc. (Lakeview)		MedMar Inc. (Rockford)		Cresco Labs Ohio, LLC		SLO Cultivation Inc.		Other entities including Cresco Labs, LLC[1]	Eliminations	Total
Non-current assets	$4,064		$32,397		$20,957		$13,626		$22,744		$889,341	$—	$983,129
Current assets	31,099		26,022		38,178		42,934		80,219		184,871	(153,856)	249,467
Non-current liabilities	—		(11,755)		(2,188)		(12,328)		(10,666)		(367,481)	—	(404,418)
Current liabilities	(24,852)		(32,922)		(28,248)		(46,953)		(118,870)		(164,422)	163,421	(252,846)

Net assets (liabilities)	$10,311		$13,742		$28,699		$(2,721)		$(26,573)		$542,309	$9,565	$575,332

Net assets (liabilities) attributable to NCI	$2,521		$3,308		$4,334		$64		$(5,293)		$97,161 [3]	$—	$102,095

NCI percentage as of December 31, 2020	25.0	% [1]	12.4	% [2]	25.0	% [2]	1.0	% [1]	20.0	% [1]	50.1%

[1]	The NCI percentage reflects the NCI that exists at Cresco Labs, LLC. There is a further 50.1% NCI related to NCI for Cresco Labs Inc. as of December 31, 2020.
[2]	The NCI percentage reflects the NCI that exists at Cresco Labs Inc.
[3]	Includes the effect of LLC unit redemptions and other adjustments.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

NOTE 9.    SHARE-BASED COMPENSATION

The Company has a share-based compensation plan (the “Plan”) for employees and service providers. Under the Plan, options issued have no voting rights and vest proportionately over periods ranging from the grant date to four years from the issuance date. Stock options exercised are converted to SVS. The maximum number of shares issued under the Plan shall not exceed 10% of the issued and outstanding shares.

A summary of the status of the options outstanding as of September 30, 2021, consisted of the following:

(Shares in thousands)	Number of stock options outstanding	Weighted- average exercise price	Weighted- average remaining contractual life (years)	Aggregate intrinsic value
Outstanding – January 1, 2021	22,507	$3.96	8.1	$133,604
Granted	4,925	11.74
Exercised	(1,680)	1.76
Forfeited	(1,118)	7.91

Outstanding—September 30, 2021	24,634	5.42	7.8	108,632

Exercisable—September 30, 2021	12,951	$3.56	7.2	$75,710

During the three months ended September 30, 2021 and 2020, options were exercised for gross proceeds of $0.7 million and $0.8 million, respectively. During the nine months ended September 30, 2021 and 2020, options were exercised for gross proceeds of $2.4 million and $1.3 million, respectively.

The following table summarizes the weighted-average grant date fair value and intrinsic value of options exercised for the nine months ended September 30, 2021:

($ in thousands, except per share data)	Nine Months Ended September 30, 2021
Weighted-average grant date fair value (per share) of stock option units granted	$7.66
Intrinsic value of stock option units exercised, using market price at exercise date	$15,902

Weighted-average share price on dates on which options were exercised for the three and nine months ended September 30, 2021 was $11.04 and $11.23 per option, respectively.

The fair value of stock options granted under the Plan for the nine months ended September 30, 2021, was determined using the Black-Scholes option-pricing model with the following range of assumptions at the time of the grant:

September 30, 2021
Risk-free annual interest rate	0.4% - 1.1%
Expected annual dividend yield	—
Expected stock price volatility	67.0% to 80.4%
Expected life of stock options	5 to 7 years
Forfeiture rate	7.5% - 24.9%
Fair value at grant date	$6.04 to $8.78
Stock price at grant date	$9.41 to $13.10
Exercise price range	$9.41 to $13.10

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

Volatility was estimated by using the average historical volatility of comparable companies from a representative peer group of publicly traded companies. An increase in volatility would result in an increase in fair value at grant date. The expected life in years represents the period of time that options issued are expected to be outstanding. The risk-free rate is based on U.S. treasury bills with a remaining term equal to the expected life of the options. The forfeiture rate is estimated based on historical forfeitures experienced by the Company.

Restricted Stock Units

The Company has an RSU program to provide employees an additional avenue to participate in the successes of the Company. The fair value of RSUs granted was determined by the fair value of the Company’s share price on date of grant. A number of RSUs granted had the ability to settle in cash at the employee’s election. These awards were determined to be liability-classified awards and are required to be marked-to-market as of the end of each reporting period through issuance. As of September 30, 2021 and December 31, 2020, the Company recorded $0.1 million and $22 thousand, respectively, in Deferred consideration, contingent consideration and other payables, short-term on the Unaudited Condensed Interim Consolidated Balance Sheets related to these awards.

A summary of outstanding RSUs as of September 30, 2021 is provided below:

(shares in thousands)	Number of RSUs outstanding	Weighted- average fair value
Outstanding - January 1, 2021	994	$6.54
Bluma replacement awards granted	207	12.17
Granted	535	11.76
Vested and settled	(420)	8.66
Forfeited	(112)	7.79

Outstanding - September 30, 2021	1,204	$9.05

Liability-classified as of September 30, 2021	10	$9.41

Of the liability-classified awards above, 10 thousand awards have vested and are pending settlement as of September 30, 2021. The following table summarizes the total fair value of RSUs vested and settled for the nine months ended September 30, 2021:

($ in thousands)	Nine Months Ended September 30, 2021
Total fair value of RSUs vested, using market price at vest date	$4,625

Replacement Awards

During the second quarter of 2021, the Company granted 0.2 million replacement RSUs with a weighted-average fair value at grant date of $12.17 per share in connection with the Bluma acquisition. Upon closure of the acquisition, the Company accelerated the vesting of all replacement RSUs, recognizing $2.1 million in post combination expense. As of September 30, 2021, 0.2 million replacement shares related to the Bluma acquisition have been issued.

Replacement Shares

During the second quarter of 2021, the Company granted 0.8 million replacement shares to existing holders of vested and unissued Bluma RSUs. The Company recorded $0.2 million in share based compensation expense related to the change in fair value of the shares upon conversion. As of September 30, 2021, all replacement shares related to the Bluma acquisition have been issued.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

Subscription Award

During the second quarter of 2021, the Company issued 0.1 million subscription awards as compensation to a former member of key management personnel at a weighted average fair value of $11.25 per share. The awards are considered to be fully vested as of the grant date. The Company recognized $0.7 million in share based compensation expense and a corresponding increase in common stock as of the grant date.

Expense Attribution

The Company recorded compensation expense for option awards in the amount of $5.6 million and $2.7 million for three months ended September 30, 2021 and 2020, respectively. For the three months ended September 30, 2021 and 2020, the Company expensed $5.0 million and $2.7 million, respectively, to Selling, general and administrative expenses, with the remainder in Cost of goods sold and ending inventory. The Company recorded compensation expense for option awards in the amount of $16.4 million and $11.0 million for nine months ended September 30, 2021 and 2020, respectively. For the nine months ended September 30, 2021 and 2020, the Company expensed $14.4 million and $10.7 million, respectively, to Selling, general and administrative expenses, with the remainder in Cost of goods sold and ending inventory. Unrecognized compensation expense as of September 30, 2021 for option awards is $27.6 million and will be recorded over the course of the next 4 years.

The Company recorded compensation expense for RSU awards in the amount of $1.1 million and $0.1 million for the three months ended September 30, 2021 and 2020, respectively, of which $1.1 million and $33 thousand, respectively, is included in Selling, general and administrative expenses, with the remainder in Cost of goods sold and ending inventory. The Company recorded compensation expense for RSU awards in the amount of $3.6 million and $0.5 million for the nine months ended September 30, 2021 and 2020, respectively, of which $3.1 million and $0.1 million, respectively, is included in Selling, general and administrative expenses, with the remainder in Cost of goods sold and ending inventory. Unrecognized compensation expense as of September 30, 2021 is $4.7 million and will be recognized over the course of the next 3.3 years.

As of September 30, 2021 ending inventory includes $0.6 million of capitalized compensation expense related to both options and RSUs. For the three months ended September 30, 2021 and 2020, $0.7 million and $0.6 million, respectively, of compensation expense was recorded to Cost of goods sold, which includes $0.5 million and $0.6 million, respectively, related to compensation expense capitalized to inventory in prior quarters. For the nine months ended September 30, 2021 and 2020, $2.1 million and $2.2 million, respectively, of compensation expense was recorded to Cost of goods sold, which includes $0.2 million and $1.7 million, respectively, related to compensation expense related to RSUs capitalized to inventory in prior years.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

NOTE 10.    ACQUISITIONS AND DISPOSITIONS

(a)	Business Combinations

The table below summarizes business combinations completed during the nine months ended September 30, 2021:

($ in thousands)	Verdant (i)	Bluma (ii)	Cultivate (iii)	Total
Total consideration
Common shares issued	$2,000	$183,262	$46,643	$231,905
Cash	1,500	—	—	1,500
Cashless exercise option on loan	10,000	—	—	10,000
Settlement of leases	2,150	—	—	2,150
Loan settlement	11,414	21,226	1,852	34,492
Warrants issued	—	18,415	—	18,415
Replacement RSU awards	—	10,048	—	10,048
Payment of acquisition-related transaction costs on behalf of the acquiree	—	3,373	1,001	4,374
Payment of 3rd-party debt on behalf of the acquiree	—	—	20,125	20,125
Deferred consideration	—	1,806	—	1,806
Contingent consideration	—	—	29,642	29,642

Total consideration	$27,064	$238,130	$99,263	$364,457
Net identifiable assets (liabilities) acquired
Cash	$1,360	$1,623	$2,938	$5,921
Accounts Receivable	—	—	6,494	$6,494
Inventory	1,519	19,244	24,862	$45,625
Loan Receivables, ST	—	2,310	—	2,310
Other current assets	77	1,206	662	1,945
Property & equipment	996	26,152	30,256	57,404
Right-of-use asset	127	13,709	1,304	15,140
Other non-current assets	47	—	—	47
Customer relationships	1,370	6,700	13,600	21,670
License	18,560	117,000	12,000	147,560
Trade name	—	—	1,400	1,400
Non-compete agreements	—	—	800	800
Investments	—	693	—	693

Total identifiable assets acquired	$24,056	$188,637	$94,316	$307,009

Short-term liabilities	(1,601)	(3,558)	(14,157)	(19,316)
Lease liability	(127)	(13,685)	(1,304)	(15,116)
Contract Liability - Loyalty Program	—	(456)	—	(456)
Deferred tax liability	(4,396)	(37,237)	(11,806)	(53,439)

Total identifiable liabilities acquired	(6,124)	(54,936)	(27,267)	(88,327)

Net identifiable assets acquired	$17,932	$133,701	$67,049	$218,682
Purchase price allocation
Net identifiable assets acquired	17,932	133,701	67,049	218,682
Goodwill	9,132	104,429	32,214	145,775

Total consideration	$27,064	$238,130	$99,263	$364,457

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(i)	Verdant

On February 16, 2021, the Company completed the acquisition of 100% of the membership interests of Verdant dispensaries in Cincinnati, Chillicothe, Newark and Marion, Ohio. As a result of this acquisition, the Company now holds additional licenses to distribute medical cannabis in the state of Ohio, bringing the Company’s dispensary presence in Ohio to five, the maximum allowed by the state. As of September 30, 2021, the Company has recorded estimates of the fair value of assets acquired and liabilities assumed. While all amounts remain subject to adjustments, the areas subject to the most significant potential adjustments are intangibles, leases (including settlement of leases), and taxes. Any changes to the preliminary estimates of the fair value of the assets acquired and liabilities assumed will be recorded as adjustments to those assets and liabilities and residual amounts will be allocated to goodwill. Balances are subject to change during the measurement period which will conclude at the earlier of the date the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date, learns that more information is not obtainable, or one year following the acquisition date.

Total consideration for the acquisition was $27.1 million, and consisted of 0.1 million SVS issued as of the acquisition date, valued at $2.0 million, cash payments of $1.5 million, settlement of cashless exercise option on loans receivable of $10.0 million, as stated in the unit purchase option agreement, settlement of a preexisting lease arrangement of $2.2 million, as a result of stated value exceeding fair value per third party valuation, and settlement of other preexisting loan relationships of $11.4 million.

The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the Verdant acquisition had occurred as of January 1, 2021. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2021, or of the future operating results.

Total unaudited pro forma Revenue and Net loss for the combined company for the nine months ended September 30, 2021, was $606.6 million and $292.6 million, respectively.

Contributed Revenue and Net income from the Verdant acquisition was $7.8 million and $2.8 million, respectively, for the three months ended September 30, 2021. Contributed Revenue and Net income from the Verdant acquisition was $16.6 million and $4.6 million, respectively, for the nine months ended September 30, 2021.

(ii)	Bluma

On April 14, 2021, the Company completed the acquisition of 100% of the membership interests of Bluma, a vertically integrated operator in Florida. As a result of this acquisition, the Company now holds a license to cultivate, process, transport, and dispense medical cannabis in the state of Florida, bringing the Company’s dispensary presence in Florida to eight. As of September 30, 2021, the Company recorded preliminary estimates of the fair value of assets acquired and liabilities assumed. While all amounts remain subject to adjustments, the areas subject to the most significant potential adjustments are intangibles, loans receivable, fixed assets, taxes, and inventory. Any changes to the preliminary estimates of the fair value of the assets acquired and liabilities assumed will be recorded as adjustments to those assets and liabilities and residual amounts will be allocated to goodwill. Balances are subject to change during the measurement period which will conclude at the earlier of the date the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date, learns that more information is not obtainable, or one year following the acquisition date.

Total consideration for the acquisition was $238.1 million and consisted of 15.1 million SVS issued as of the acquisition date, valued at $183.3 million, cash payments of $3.4 million to pay for the sellers’ transaction fees, 4.7 million equity-classified warrants issued valued at $18.4 million, 0.8 million replacement shares valued at $10.0 million, deferred consideration of $1.8 million and settlement of preexisting loan relationships of $21.2 million. During the nine months ended September 30, 2021, the Company recorded $2.4 million of post combination share-based compensation expense related to warrants issued, replacement shares and replacement RSU awards.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the Bluma acquisition had occurred as of January 1, 2021. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2021, or of the future operating results.

Total unaudited pro forma Revenue and Net loss for the combined company for the nine months ended September 30, 2021, was $611.8 million and $305.6 million, respectively.

Contributed Revenue and Net loss from the Bluma acquisition was $9.1 million and $3.2 million, respectively, for the three months ended September 30, 2021. Contributed Revenue and Net loss from the Bluma acquisition was $16.8 million and $8.1 million, respectively, for the nine months ended September 30, 2021.

The Company recorded transaction costs of $1.5 million in connection with the Bluma acquisition as Selling, general, and administrative expenses in the Unaudited Condensed Interim Consolidated Statements of Operations for the nine months ended September 30, 2021.

During the three months ended September 30, 2021, the Company recorded measurement period adjustments related to replacement RSU awards, short term loan receivables and inventory, which resulted in a net reduction in goodwill of $0.1 million.

(iii)	Cultivate

On September 2, 2021, the Company announced that it had completed the acquisition of 100% of the membership interests of Cultivate. As a result of this acquisition, the Company now holds additional licenses to cultivate, process, transport, and dispense medical and adult-use cannabis in the state of Massachusetts, bringing the Company’s dispensary presence in Massachusetts to four. As of September 30, 2021, the Company recorded preliminary estimates of the fair value of assets acquired and liabilities assumed.

Balances are subject to change during the measurement period which will conclude at the earlier of the date the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date, learns that more information is not obtainable, or one year following the acquisition date. While all amounts remain subject to adjustments, the areas subject to the most significant potential adjustments are intangibles, consideration, accrued expenses, fixed assets, taxes, and inventory. Any changes to the preliminary estimates of the fair value of the assets acquired and liabilities assumed will be recorded as adjustments to those assets and liabilities and residual amounts will be allocated to goodwill.

Total consideration for the acquisition was $99.3 million and consisted of 4.8 million SVS issued as of the acquisition date, valued at $46.6 million, cash payments of $1.0 million to pay for the sellers’ transaction fees, contingent consideration of $29.6 million, settlement of preexisting loan relationships of $1.9 million and payment of the sellers’ third-party debt of $20.1 million.

The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the Cultivate acquisition had occurred as of January 1, 2021. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2021, or of the future operating results.

Total unaudited pro forma Revenue and Net loss for the combined company for the nine months ended September 30, 2021, was $642.9 million and $287.2 million, respectively.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

Contributed Revenue and Net loss from the Cultivate acquisition was $6.8 million and $11.1 million, respectively, for the nine months ended September 30, 2021.

The Company recorded transaction costs of $1.6 million in connection with the Cultivate acquisition as Selling, general, and administrative expenses in the Unaudited Condensed Interim Consolidated Statements of Operations for the nine months ended September 30, 2021.

(b)	Short-term Deferred Consideration, Contingent Consideration and Other Payables

The following is a summary of deferred consideration, contingent consideration, and other payables balances as of September 30, 2021 and December 31, 2020, which are classified as short-term:

($ in thousands)	September 30, 2021	December 31, 2021
Valley Ag contingent consideration	$18,652	$19,093
Liability-classified equity awards	90	22
Cultivate contingent consideration	23,215	—

Total Deferred consideration, contingent consideration and other payables, short-term	$41,957	$19,115

During the three and nine months ended September 30, 2021, the Company recognized a mark-to-market gain of $8.6 million and $0.5 million, respectively, related to contingent consideration for its Valley Ag acquisition. As of September 30, 2021, the estimated liability of $18.7 million is based on the present value of potential payouts associated with market conditions and changes in the Company’s stock price.

During the nine months ended September 30, 2021, the Company reclassified $0.4 million from equity-classified awards to liability-classified equity awards as the Company elected to allow the option for cash settlement on certain RSUs upon vest. During the three months ended September 30, 2021, there were no reclassifications from equity-classified awards. During the three and nine months ended September 30, 2021, the company recorded an unrecognized nominal gain and a nominal loss, respectively, due to changes in the Company’s stock price. The Company settled $0.4 million of liability-classified awards with the issuance of 24.3 thousand SVS, valued at $0.3 million, and a cash payment of $0.1 million during the nine months ended September 30, 2021, resulting in an ending balance of $0.1 million as of September 30, 2021.

In connection with the Bluma acquisition, the Company recorded a deferred consideration liability valued at $1.8 million associated with acquisition-related transaction costs paid by the Company on behalf of the sellers. In May 2021, the Company settled $0.9 million of the obligation in cash. The remaining balance of $0.9 million was paid off in July 2021.

During the three and nine months ended September 30, 2021, the Company recorded contingent consideration of $29.6 million related to the acquisition of Cultivate. The former owners of Cultivate are entitled to an earnout of up to $68.0 million due to be paid within ten days after the receipt by the Company of its annual consolidated financial statements for the year ending December 31, 2021. The earnout is based on Cultivate’s adjusted EBITDA for the fiscal year ending December 31, 2021, pursuant to the provisions of the Cultivate purchase agreement. The fair value of the earnout payment is determined by risk-adjusted earnings projections using a Monte Carlo Simulation. As of September 30, 2021, the Company remeasured the fair value of the earnout payment, decreasing the value from $29.6 million as of September 2, 2021, to $23.2 million as of September 30, 2021. The decrease was recorded as Other income in the Unaudited Condensed Interim Consolidated Statements of Operations.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(c)	Long-term Deferred and Contingent Consideration

The following is a summary of long-term contingent consideration as of September 30, 2021 and December 31, 2020:

($ in thousands)	September 30, 2021	December 31, 2021
Valley Ag operating cash flows consideration	$8,515	$7,247

Total Long-term deferred and contingent consideration	$8,515	$7,247

During the three and nine months ended September 30, 2021, the Company recorded a $0.6 million and $1.3 million increase, respectively, to the present value of Valley Ag operating cash flows consideration due to changes in the Company’s incremental borrowing rate and other present value considerations. As of September 30, 2021, the estimated liability of $8.5 million is based on the present value of expected payments associated with future cash flows of the acquired business.

(d)	Dispositions

On March 30, 2021, the Company completed the divestiture of the 180 Smoke and related intercompany receivables to Spyder Cannabis Inc. and Plant-Based Investment Corp. for approximately $1.1 million, after certain adjustments. The sale resulted in a loss of $0.8 million for the nine months ended September 30, 2021, and is classified as a component of Other (expense) income, net. At the time of sale, the Company recognized an additional loss of $0.3 million for accumulated foreign currency translation loss previously included in Other comprehensive loss, which is included within Other (expense) income, net.

(e)	Pending Acquisitions

On August 17, 2021, the Company announced the execution of a definitive agreement to acquire 100% of the outstanding equity interests in Blair Wellness, LLC, a Baltimore, Maryland medical cannabis dispensary (the “Blair Wellness Transaction”). The Blair Wellness Transaction will be completed on a cash-free, debt-free basis with a mutually agreed upon normalized target level of working capital. The acquisition consideration will be satisfied through the payment of cash and a twenty-four month promissory note. The cash consideration would be payable upon closing of the transaction which is expected to close in the fourth quarter of 2021.

On September 23, 2021, the Company announced the execution of a definitive agreement to acquire 100% of the outstanding equity interests in Bay, LLC d/b/a Cure Pennsylvania (“Cure Penn”) for an aggregate consideration equal to $90.0 million, which will be satisfied at closing through the payment of cash and stock. This transaction will be completed on a cash-free, debt-free basis with a mutually agreed upon normalized target level of working capital, and is expected to close in the fourth quarter of 2021.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

NOTE 11.    LONG-TERM NOTES AND LOANS PAYABLE

The following table represents the Company’s Long-term notes and loans payable balances as of September 30, 2021 and December 31, 2020:

($ in thousands)	September 30, 2021	December 31, 2020
Senior Loan, net of unamortized debt issuance costs	$376,571	$—
Amended Term Loan	—	186,442
Interest payable	5,172	3,657
Financing liabilities-leases	97,566	91,264

Total borrowings and interest payable	$479,309	$281,363

Less: Short-term borrowings and interest payable	(5,172)	(15,071)
Less: Current portion of financing liabilities-leases	(10,273)	(10,853)

Total Long-term notes and loans payable	$463,864	$255,439

(a)	Senior Loan and Amended Term Loan

On February 2, 2020, the Company closed on a senior secured term loan agreement (the “Term Loan”) for an aggregate principal amount of $100.0 million, with the option to increase the principal amount to $200.0 million. Of the $100.0 million Term Loan commitment, $92.4 million was committed by Tranche A lenders (the “Tranche A Commitment”) and $7.6 million was committed by Tranche B lenders (the “Tranche B Commitment”).

The Tranche A Commitment accrued interest at a rate of 12.7% per annum, payable in cash quarterly, and had a stated maturity of July 2021. The Tranche B Commitment accrued interest at a rate of 13.2% per annum, payable in cash quarterly, and had a stated maturity of January 2022. The Company’s effective interest rates for the Tranche A Commitment and Tranche B Commitment of the Term Loan were 17.0% and 16.1%, respectively. The Company capitalized $5.5 million and $0.4 million, respectively, of borrowing costs related to the Tranche A Commitment and Tranche B Commitment.

On December 11, 2020, the Company entered into an amendment to exercise the mutual option to increase the principal amount to $200.0 million and refinance the existing Term Loan and the Opaskwayak Cree Nation Loan (the “OCN Loan”), resulting in one amended term loan (the “Amended Term Loan”). As a result of the non-substantial debt modification of the existing Term Loan and the OCN Loan, $0.2 million in financing fees were expensed and $0.8 million of deferred financing fees were written off. Of the $200.0 million Amended Term Loan commitment, $11.7 million was committed by non-extending lenders (the “Non-Extending Lenders Commitment”), $97.3 million was committed by extending lenders (the “Extending Lenders Commitment”) and $91.0 million was committed by increasing lenders (the “Increasing Lenders Commitment”). The Company accelerated principal repayments of $5.4 million and $1.0 million to the OCN Loan lender and certain exiting Term Loan lenders, respectively.

The Non-Extending Lenders Commitment accrued interest at a rate of 12.7% per annum, payable in cash quarterly. The Extending Lenders Commitment and Increasing Lenders Commitment (the “Extending and Increasing Lenders Commitment”) accrued interest at a rate of 12.0% per annum, payable in cash quarterly. The Company’s effective interest rates for the Non-Extending Lenders Commitment and the Extending and Increasing Lenders Commitment were 17.7% and 15.8%, respectively. The Company capitalized $0.1 million and $11.1 million of borrowing costs related to the Non-Extending Lenders Commitment and the Extending and Increasing Lenders Commitment, respectively. Of the $11.2 million in deferred financing fees, $8.6 million was payable upon principal repayment of the Extending and Increasing Lenders Commitment and thus, was reflected within Other long-term liabilities.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

On August 12, 2021, the Company closed on an agreement for a senior secured term loan with an undiscounted principal balance of $400.0 million (the “Senior Loan”) and an original issue discount of $13.0 million. Proceeds from the Senior Loan were used to retire the existing Amended Term Loan, fund capital expenditures, and pursue other targeted growth initiatives within the U.S. cannabis sector. As a result of the extinguishment of the Amended Term Loan, loss on debt extinguishment of $18.0 million was recognized in Other (expense) income, net, in the unaudited condensed interim consolidated statements of operations.

The Senior Loan accrues interest at a rate of 9.5% per annum, payable in cash biannually, and has a stated maturity of August 2026. The Company’s effective interest rate for the Senior Loan is 11.0%. The Company capitalized $10.9 million of borrowing costs related to the Senior Loan, of which $7.0 million is payable upon principal repayment of the Senior Loan and thus, is reflected within Other long-term liabilities.

The Senior Loan is secured by a guarantee from substantially all material subsidiaries of the Company, as well as by a security interest in certain assets of the Company and such material subsidiaries. The Senior Loan also contains negative covenants, which restrict the actions of the Company and its subsidiaries during the term of the loan, including restrictions on paying dividends, making investments and incurring additional indebtedness. In addition, the Company is required to maintain a minimum cash balance of $50.0 million and to ensure that the Fixed Charge Coverage ratio is not less than 2 to 1. As of September 30, 2021, the Company is in compliance with all of its covenants.

The Company may prepay in whole or in part the Senior Loan at any time prior to the stated maturity date, subject to certain conditions, upon the payment of the outstanding principal amount (plus a specified prepayment premium) and all accrued and unpaid interest and fees.

(b)	Financing Liabilities

The Company recognized financing liabilities in relation to sale-leaseback transactions for which the incremental borrowing rates range from 11.2% to 17.5% with remaining terms between 8.3 and 18.8 years, consistent with the underlying lease liabilities. The interest expense associated with financing liabilities is disclosed in Note 19.

NOTE	12. REVENUE AND LOYALTY PROGRAMS

(a)	Revenue

The following table represents the Company’s disaggregated revenue by source, due to the Company’s contracts with its customers, for the three and nine months ended September 30, 2021 and 2020:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands)	2021	2020	2021	2020
Wholesale	$109,330	$90,470	$313,685	$183,550
Dispensary	106,153	62,828	290,210	130,384

Total Revenue	$215,483	$153,298	$603,895	$313,934

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

The Company generates revenue at the point in time the control of the product is transferred to the customer, as the Company has a right to payment, and the customer has assumed significant risks and rewards of such product. The Company does not engage in long-term sales contracts.

(b)	Loyalty Programs

The Company has customer loyalty programs where retail customers accumulate points based on their level of spending. These points are recorded as a contract liability until customers redeem their points for discounts on cannabis products as part of an in-store sales transaction. In addition, the Company records a performance obligation as a reduction of revenue that ranges between $0.01 and $0.04 per loyalty point based on the estimated probability of point obligation incurred, which is calculated based on a standalone selling price adjusted for estimated breakage. Upon redemption, the loyalty program obligation is relieved, and the offset is recorded as revenue. As of September 30, 2021, there were 71.3 million points outstanding, with an approximate value of $0.9 million. The Company expects the outstanding loyalty points will be redeemed within one year.

NOTE 13.    OTHER (EXPENSE) INCOME, NET

For the three and nine months ended September 30, 2021 and 2020, Other (expense) income, net consisted of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands)	2021	2020	2021	2020
Unrealized gain (loss) on derivative liabilities - warrants	$7,956	$(2,946)	$10,672	$172
Gain on derivative instruments	14,982	2,639	16,080	9,959
Gain (loss) on provision — loan receivable	(332)	(307)	(87)	(420)
Unrealized gain (loss) on investments held at fair value	(2,647)	68	(6,587)	(162)
Loss on debt extinguishment	(17,987)	—	(17,987)	—
Gain on conversion of investment	—	(86)	—	(86)
Loss on foreign currency	(249)	(232)	(1,274)	(216)
Other loss-investments	—	(28)	—	(148)
Other income	12	538	1,303	1,075

Total Other (expense) income, net	$1,735	$(354)	$2,120	$10,174

NOTE 14.    RELATED PARTY TRANSACTIONS

(a)	Transactions with Key Management Personnel

The Company’s key management personnel, consisting of the executive management team and management directors, have the authority and responsibility for planning, directing, and controlling the activities of the Company. The material transactions with related parties and changes in related party balances for the three and nine months ended September 30, 2021 and 2020, are discussed below.

As of September 30, 2021 and December 31, 2020, the Company had income tax related receivables of $nil and $0.2 million, respectively, with key management personnel.

Related parties including key management personnel hold 94.2 million redeemable units of Cresco Labs, LLC, which is equal to $33.4 million of Non-controlling interests as of September 30, 2021. During the three and nine months ended September 30, 2021, 83.4% and 88.0%, respectively, of required tax distribution payments to holders of Cresco Labs, LLC were made to related parties including key management personnel. During the three and nine months ended September 30, 2020, 83.3% and 84.8%, respectively, of required tax distribution payments to holders of Cresco Labs, LLC were made to related parties including key management personnel.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(b)	Related Parties – Debt

On August 12, 2021, the Company closed on a new Senior Loan agreement, the proceeds from which were used to retire the existing Amended Term Loan. Upon entering the new Senior Loan agreement, the Company has no borrowings with related parties. Prior to the closing of the new Senior loan, the Company had borrowings with related parties related to the Amended Term Loan. The balance of the Amended Term Loan as of September 30, 2021 is $nil as payments of $16.6 million were made in the third quarter to satisfy this debt. During the three months ended September 30, 2021 and 2020, the Company recorded interest expense related to borrowings with related parties of $0.2 million and $0.5 million, respectively. During the nine months ended September 30, 2021 and 2020, the Company recorded interest expense related to borrowings with related parties of $1.2 million and $1.3 million, respectively. As of September 30, 2021 and December 31, 2020, the Company had interest payable related to borrowings with related parties of $nil and $0.1 million, respectively. See Notes 11 and 19 for additional details.

Prior to the new Senior Loan agreement, related party lenders included Charlie Bachtell, Chief Executive Officer and member of the Board; Robert Sampson, member of the Board; Global Green Debt, LLC which is owned by Randy Podolsky, member of the Board; Calti, LLC which is owned by Joe Caltabiano, owner of 11.2% of the Company’s outstanding redeemable shares; McCormack Capital which is owned by Brian McCormack, MVS shareholder; CL Debt which is owned by Dominic Sergi, MVS shareholder; a holder of minority interest in MedMar, Inc.; and Vero Management LLC which is owned by individuals owning 22.2% of the Company’s outstanding redeemable shares.

(c)	Related Parties - Leases

The Company has lease liabilities for real estate lease agreements in which the lessors have minority interest in SLO Cultivation, Inc. (“SLO”) and MedMar, Inc. The lease liabilities were incurred in January 2019 and May 2020 and will expire in 2027 through 2036.

The Company has lease liabilities for real estate lease agreements in which the lessor is Clear Heights Properties where Dominic Sergi is Chief Executive Officer. The lease liabilities were incurred by entering into operating leases, sale-leaseback transactions and financing transactions during 2020 and 2021 with lease terms that will expire in 2030. During the three months ended September 30, 2021 and 2020, the Company did not receive tenant improvement allowance reimbursements related to these lease agreements. During the nine months ended September 30, 2021 and 2020, the Company received tenant improvement allowance reimbursements of $nil and $0.8 million, respectively. The Company expects to receive further reimbursements of $2.2 million as of September 30, 2021.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

Below is a summary of the expense resulting from the related party lease liabilities for the three and nine months ended September 30, 2021 and 2020 as well as the year ended December 31, 2020:

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
($ in thousands)	Classification	2021	2020	2021	2020
Operating Leases
Lessor has minority interest in SLO	Rent expense	$389	$517	$1,180	$1,742
Lessor has minority interest in MedMar	Rent expense	57	—	170	83
Lessor is a member of key management personnel	Rent expense	296	—	871	370
Finance Leases
Lessor has minority interest in MedMar	Depreciation expense	$70	$38	$206	$75
Lessor has minority interest in MedMar	Interest expense	80	44	231	88
Lessor is a member of key management personnel	Depreciation expense	19	18	55	28
Lessor is a member of key management personnel	Interest expense	21	22	63	37

Additionally, below is a summary of the ROU assets and lease liabilities attributable to related party lease liabilities as of September 30, 2021 and December 31, 2020:

	As of September 30, 2021		As of December 31, 2020
($ in thousands)	ROU Asset	Liability	ROU Asset	Liability
Operating Leases
Lessor has minority interest in SLO	$5,574	$10,196	$4,926	$8,560
Lessor has minority interest in MedMar, Inc.	1,182	1,202	1,146	1,187
Lessor is a member of key management personnel	6,321	6,185	6,334	4,783
Finance Leases
Lessor has minority interest in MedMar, Inc.	$2,207	$2,495	$1,201	$1,365
Lessor is a member of key management personnel	635	641	648	678

During both the three and nine months ended September 30, 2021, the Company recorded interest expense on finance lease liabilities of $0.1 million and $0.2 million, respectively. During the three and nine months September 30, 2020, the Company recorded interest expense on finance liabilities of $0.1 million and $0.1 million, respectively. As of September 30, 2021, and December 31, 2020, the Company had finance lease liabilities totaling $1.5 million and $1.5 million, respectively. All finance lease liabilities outstanding are held by a related party owning MVS shares of the Company.

NOTE 15.     COMMITMENTS AND CONTINGENCIES

(a)	Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of September 30, 2021, there were no pending or threatened lawsuits, except as disclosed below, that could reasonably be expected to have a material effect on the results of the Company’s operations. There are also no proceedings in which any of the Company’s directors, officers, or affiliates are an adverse party or has a material interest adverse to the Company’s interest.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

During the year ended December 31, 2020, a former executive of the Company commenced proceedings against the Company. On January 29, 2021, the Company commenced an action in the Supreme Court of British Columbia against various parties, including this former executive and a special purpose acquisition entity. On February 1, 2021, a binding settlement was reached and the terms were memorialized in an agreement as of March 1, 2021. The agreed-upon terms included a payment of 1.3 million SVS to the counterparty relating to certain equity awards previously held by the counterparty in exchange for a number of covenants including non-solicitation, non-hire, certain provisions surrounding voting rights and limitations on future sales of Company shares. As contemplated by the settlement, the Company discontinued the action on February 4, 2021 and a mutual release of claims resulted. At December 31, 2020, the Company recorded an estimated liability, based on certain assumptions impacting the value of the settlement and benefits to the Company, of $13.6 million for this settlement within Accounts payable and other accrued expenses, in accordance with ASC 450 Contingencies.

The payment of 1.3 million SVS was made during the first quarter of 2021. The settlement and payment resulted in an increase to share capital of $15.8 million, a non-solicitation and cooperation agreement intangible asset of $3.0 million to be amortized over two years, and litigation accrual adjustment of $0.8 million in selling, general and administrative expense to adjust the settlement expense from $13.6 million to $12.8 million. The fair value of the non-solicitation and cooperation agreement intangible asset was estimated using the with-or-without method. The with-and-without method estimates the value of an intangible asset by quantifying the loss of economic profits under a hypothetical condition where only the subject intangible does not exist and needs to be re-created. Projected revenues, operating expenses and cash flows are calculated in each “with” and “without” scenario and the difference in the cash flow is discounted to present value.

(b)	Contingencies

The Company’s operations are subject to a variety of federal, state, and local regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on the Company’s operations, suspension or revocation permits, or other disciplinary actions (collectively, “Disciplinary Actions”) that could adversely affect the Company’s financial position and results of operations. While management believes that the Company is in substantial compliance with applicable regulations as of September 30, 2021, these regulations continue to evolve and are subject to differing interpretations and enforcement. As a result, the Company may be subject to Disciplinary Actions in the future.

(c)	Commitments

As of September 30, 2021 the Company had total commitments related to construction projects of $6.3 million.

The Company has employment agreements with key management personnel which include severance in the event of termination totaling approximately $4.6 million with additional equity and/or benefit compensation.

NOTE 16.    FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Financial Instruments

The Company’s financial instruments are held at amortized cost (adjusted for impairments or expected credit losses (“ECL”) as applicable) or fair value. The carrying values of financial instruments held at amortized cost approximate their fair values as of September 30, 2021 and 2020 due to their nature and relatively short maturity date. Financial assets and liabilities with embedded derivative features are carried at fair value.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 – Inputs for the asset or liability that are not based on observable market data.

There have been no transfers between fair value levels valuing these assets during the year.

The following tables summarize the Company’s financial instruments as of September 30, 2021 and December 31, 2020:

	September 30, 2021
($ in thousands)	Amortized Cost	Level 1	Level 2	Level 3	Total
Financial Assets:
Cash and cash equivalents	$252,838	$—	$—	$—	252,838
Restricted cash[1]	1,959	—	—	—	1,959
Accounts receivable, net	47,757	—	—	—	47,757
Loans receivable, short-term	1,365	—	—	1,178	2,543
Loans receivable, long-term	3,820	—	—	—	3,820
Investments[2]	—	4,997	781	660	6,438
Security deposits	3,893	—	—	—	3,893
Financial Liabilities:
Accounts payable	$25,617	$—	$—	$—	$25,617
Accrued liabilities	69,185	—	—	—	69,185
Short-term borrowings	15,445	—	—	—	15,445
Current portion of lease liabilities	18,542	—	—	—	18,542
Deferred consideration, contingent consideration and other payables, short-term	—	89	—	41,803	41,892
Derivative liabilities, short-term	—	—	—	6,180	6,180
Derivative liabilities, long-term	—	—	—	983	983
Lease liabilities	105,347	—	—	—	105,347
Deferred consideration and contingent consideration, long-term	—	—	—	8,515	8,515
Long-term notes payable and loans payable	463,864	—	—	—	463,864

[1]	Restricted cash balances include various escrow accounts related to investments, acquisitions, facility requirements and building improvements..
[2]	Investment balances in the amortized cost column represent equity method investments.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

	December 31, 2020
($ in thousands)	Amortized Cost	Level 1	Level 2	Level 3	Total
Financial Assets:
Cash and cash equivalents	$136,339	$—	$—	$—	$136,339
Restricted cash[1]	4,435	—	—	—	4,435
Accounts receivable, net	29,943	—	—	—	29,943
Loans receivable, short-term	921	—		1,517	2,438
Loans receivable, long-term	1,204	—	—	20,019	21,223
Investments[2]	3,192	—	1,049	119	4,360
Security deposits	3,558	—	—	—	3,558
Financial Liabilities:
Accounts payable	$23,231	$—	$—	$—	$23,231
Accrued liabilities	130,469	—	—	—	130,469
Short-term borrowings	25,924	—	—	—	25,924
Current portion of lease liabilities	18,040	—	—	—	18,040
Deferred consideration, contingent consideration and other payables, short-term	—	22	—	19,093	19,115
Derivative liabilities, long-term	—	—	—	17,505	17,505
Lease liabilities	74,468	—	—	—	74,468
Deferred consideration and contingent consideration, long-term	—	—	—	7,247	7,247
Long-term notes payable and loans payable	255,439	—	—	—	255,439

[1]	Restricted cash balances include various escrow accounts related to investments, acquisitions and facility licensing requirements.
[2]	Investment balances in the amortized cost column represent equity method investments.

The December 31, 2020, Level 3 asset balance of $21.7 million, decreased by $19.9 million to a September 30, 2021 balance of $1.8 million due to the effective settlement of $20.0 million of Loans receivable, long-term on February 16, 2021 as part of the Verdant acquisition, partially offset by an increase to an investment in Old Pal of $0.6 million obtained upon the acquisition of Bluma.

The September 30, 2021 Level 3 liability balance of $57.5 million, increased by $13.6 million compared to the December 31, 2020 balance of $43.8 million due to an increase of $23.2 million of contingent consideration related to the purchase of Cultivate, offset by an $10.3 million decrease in share purchase warrants liabilities. Warrant decrease was due to a decrease in the Company’s volatility and remaining expected life; offset by a minimal increase in the Company’s share price. The Company had one addition to the Level 3 classification of $23.2 million during the current period related to the Cultivate contingent consideration.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

The tables below summarizes the Level 3 activity for the three and nine months ended September 30, 2021 and 2020:

	Three Months Ended September 30, 2021		Three Months Ended September 30, 2020
($ in thousands)	Asset	Liability	Asset	Liability
Fair value as of July 1	$2,220	$50,500	$19,888	$27,074
Changes in estimated fair value	(382)	(15,973)	1,145	1,037
Payments / Cash Extended	—	—	—	(984)
Acquisition Related	—	23,150	—	—
Foreign exchange	—	(201)	—	168

Fair value as of September 30	$1,838	$57,476	$21,033	$27,295

	Nine Months Ended September 30, 2021		Nine Months Ended September 30, 2020
($ in thousands)	Asset	Liability	Asset	Liability
Fair value as of January 1	$21,654	$43,845	$18,311	$40,198
Changes in estimated fair value	(90)	(9,839)	1,437	(9,333)
Payments / Cash Extended	(443)	(9)	1,284	(3,683)
Acquisition Related	(19,283)	23,150	—	—
Foreign exchange	1	334	—	113

Fair value as of September 30	$1,839	$57,481	$21,032	$27,295

(a)	Loans receivable, short-term

The following is a summary of Loans receivable, short-term balances and valuation classifications (discussed further below) as of September 30, 2021 and December 31, 2020:

($ in thousands)	Valuation classification	September 30, 2021	December 31, 2020
Short-term loans receivable — Lighthouse	Fair value	$1,178	$1,517
Short-term loans receivable — Northern Emerald	Amortized cost	710	—
Interest receivable	Amortized cost	655	921

Total Loans receivable, short-term		$2,543	$2,438

(i)	Lighthouse Loan

On August 12, 2019, the Company issued a secured convertible promissory note that is convertible, at the Company’s discretion, into additional membership units approximating 1% ownership of the parent company of Lighthouse. At inception, the loan had a maturity of 18 months. The loan was amended in March 2021 to extend the maturity date from February 2021 to February 2022. The loan had a fair value, net of ECL, of $1.2 million as of September 30, 2021 and $1.5 million as of December 31, 2020. See Note 6 for discussion of the Company’s investment in Lighthouse.

(ii)	Other Loans

The Company acquired an additional short-term loan receivable from the Bluma acquisition due within 12 months. The receivable is referred to as the “Northern Emerald” loan which, had fair values, net of ECL, at acquisition of $0.7 million. There was no change to the carrying value of the Northern Emerald loan whose fair value remains $0.7 million at September 30, 2021. The Company received full payment of a loan of $1.8 million acquired via the Bluma acquisition in the third quarter of 2021.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

The Company did not acquire or extend other short-term loans in the three months ended September 30, 2021.

(b)	Loans receivable, long-term

The following is a summary of Loans receivable, long-term balances and valuation classifications (discussed further below) as of September 30, 2021 and December 31, 2020:

($ in thousands)	Valuation classification	September 30, 2021	December 31, 2020
Long-term loans receivable — Verdant	Fair value	$—	$20,019
Long-term loans receivable — Laurel Harvest	Amortized Cost	3,322	—
Long-term loans receivable — IL Incubator	Amortized Cost	100	—
Long-term loans receivable — Other	Amortized cost	395	367
Interest receivable	Amortized cost	4	837

Total Loans receivable, long-term		$3,820	$21,223

(i)	Verdant Loan

On February 16, 2021, the Company acquired four dispensaries from Verdant. As part of the acquisition, the long-term loans receivable and related interest receivable due from Verdant were effectively settled and classified as consideration paid as part of the acquisition. See Note 10 for additional details.

(ii)	Bluma Loan

On April 14, 2021 the Company acquired dispensary and cultivation operations from Bluma. As part of the acquisition, the long-term loans receivable and related interest receivable due from Bluma were effectively settled and classified as consideration paid as part of the acquisition. See Note 10 for additional details.

(iii)	Cultivate Loan

On September 2, 2021 the Company acquired dispensary and cultivation operations from Cultivate. As part of the acquisition, the long-term loans receivable and related interest receivable due from Cultivate were effectively settled and classified as consideration paid as part of the acquisition. See Note 10 for additional details.

(iv)	Laurel Harvest Loan

In connection with the pending acquisition of Laurel Harvest Inc., (“Laurel Harvest”) the Company issued a loan receivable for a principal amount of $3.3 million, fully funded on September 10, 2021. This loan is measured at amortized cost as there are no embedded derivatives. The loan accrues interest at a rate equal to LIBOR + 2% per annum. As of September 30, 2021, the accrued interest is de minimis.

(v)	IL Incubator Loan

In connection with the Illinois Social Equity Applicant program, the Company has issued one $0.1 million loan to an IL company who has secured a Craft Grower License to operate in the state; the loan was fully funded on July 20, 2021. This loan is measured at amortized cost as there are no embedded derivatives. The loan bears no interest and matures on July 20, 2026.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(vi)	Other Loans

In connection with the acquisition of Origin House, the Company assumed a loan receivable with a fair value of $0.4 million and $0.3 million as of September 30, 2021 and the acquisition date, respectively.

(c)	Share Purchase Warrants

At September 30, 2021, the Company had 9.9 million warrants outstanding, of which 0.6 million warrants classified as derivative liabilities, long-term, and 3.7 million classified as current liabilities, from issuances to underwriters associated with September 2019 financing.

During the three months ended September 30, 2021, no September 2019 financing warrants were exercised. During the nine months ended September 30, 2021, 1 thousand September 2019 financing warrants were exercised for $10 thousand, resulting in a realized loss of $5 thousand and an increase to share capital of $19 thousand. As of September 30, 2021, 4.3 million September 2019 financing warrants remain outstanding.

During the three months ended September 30, 2021, the Company recorded a mark-to-market gain of $8.0 million, primarily due to a decrease in the Company’s share price, a decrease in remaining expected life, and a decrease in the volatility; additionally, the Company recorded a $0.2 million unrealized gain on foreign exchange. For the three months ended September 30, 2020, the Company recorded a mark-to-market loss of $2.9 million primarily due to changes in the Company’s share price and other market factors and an unrealized foreign exchange loss of $0.2 million.

During the nine months ended September 30, 2021, the Company recorded a mark-to-market gain of $10.7 million, primarily due to a decrease in the Company’s share price, volatility, and remaining expected life; additionally, the Company recorded a $0.3 million unrealized loss on foreign exchange. For the nine months ended September 30, 2020, the Company recorded a mark-to-market gain of $0.2 million primarily due to changes in share price; additionally, the Company recorded a $0.1 million unrealized loss on foreign exchange.

All warrants classified as derivative liabilities are measured at fair value.

As of September 30, 2021 and December 31, 2020, the fair value of liability-classified warrants was determined using the Black-Scholes option-pricing model utilizing the following assumptions:

	September 30, 2021	December 31, 2020
Risk-free annual interest rate	0.1%	0.1%
Expected annual dividend yield	0%	0%
Expected stock price volatility	50%	83%
Expected life of stock warrants	1.0 -1.1 years	1.8 years
Forfeiture rate	0%	0%
Share price at period end	$9.41	$9.86
Strike price at period end	$9.81	$9.82

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

For the quarter ended September 30, 2021, volatility was calculated by using the Company’s historical share volatility. An increase in volatility would result in an increase in fair value at grant date. The expected life in years represents the period of time before warrants expire. The risk-free rate is based on U.S. treasury bills with a remaining term equal to the expected life of the warrants. The Company does not expect grantees to forfeit warrants.

For the year ended December 31, 2020, volatility was estimated by using the average historical volatility of comparable companies from a representative peer group of publicly traded cannabis companies. An increase in volatility would result in an increase in fair value at grant date. The expected life in years represents the period of time before warrants expire. The risk-free rate is based on U.S. treasury bills with a remaining term equal to the expected life of the options. The Company does not expect grantees to forfeit warrants.

The change in volatility rate noted above was made because the Company now has a reasonable observable history of volatility to use a company-specific rate, whereas in the past it did not. The impact of the change in volatility rates resulted in a gain of $5.2 million, which is included in Other income (expense), net on the Unaudited Condensed Interim Consolidated Statements of Operations.

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board and Company management mitigate these risks by assessing, monitoring and approving the Company’s risk management processes:

(a)	Credit and Banking Risk

Credit risk is the risk of a potential loss to the Company if a customer or a third party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure at September 30, 2021 and December 31, 2020 is the carrying amount of cash, accounts receivable, and loans receivable. The Company does not have significant credit risk with respect to its customers or loan counterparties, based on cannabis industry growth in its key markets and the low interest rate environment. Although all deposited cash is placed with U.S. financial institutions in good standing with regulatory authorities, changes in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the cannabis industry have passed the U.S. House of Representatives but have not yet been voted on within the U.S. Senate. Given that current U.S. federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept deposit funds from businesses involved with the cannabis industry.

The Company’s aging of Accounts receivables as of September 30, 2021 and December 31, 2020 was as follows:

($ in thousands)	September 30, 2021	December 31, 2020
0 to 60 days	$42,775	$28,280
61 to 120 days	3,735	1,134
120 days +	2,839	1,225

Total accounts receivable, gross	$49,349	$30,639

Allowance for doubtful accounts	1,592	696

Total accounts receivable, net	$47,757	$29,943

During the nine months ended September 30, 2021 and 2020, the Company recorded bad debt expense of $1.0 million and $0.3 million, respectively, to account for ECL and recorded an additional $0.3 million and $0.5 million, respectively, in bad debt related to invoice write-offs.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(b)	Asset Forfeiture Risk

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property was never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

(c)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company primarily manages liquidity risk through the management of its capital structure by ensuring that it will have sufficient liquidity to settle obligations and liabilities when due. As of September 30, 2021, the Company had working capital (defined as current assets less current liabilities) of $239.8 million, which reflects the equity raise that occurred in the first quarter of 2021.

In January 2021, the Company completed the placement of 9.9 million SVS at a price of C$16.00 per share for total gross proceeds of approximately $120.7 million. In August 2021, the Company amended the existing term loan facility, increasing the total principal outstanding to $400.0 million, at a reduced interest rate of 9.5%. See Note 8 and Note 11 for further information. The Company will continue to raise capital as needed to fund operations and expansion.

In addition to the commitments outlined in Note 15, the Company has the following contractual obligations as of September 30, 2021:

($ in thousands)	< 1 Year	1 to 3 Years	3 to 5 Years	Total
Accounts payable and accrued liabilities	$94,802	$—	$—	$94,802
Deferred consideration, contingent consideration and other payables, short-term	41,892	—	—	41,892
Deferred consideration and contingent consideration, long-term	—	8,515	—	8,515
Long-term notes payable and loans payable and short-term borrowings	15,445	463,864	—	479,309

Total obligations as of September 30, 2021	$152,139	$472,379	$—	$624,518

In addition to the commitments outlined in Note 15, the Company had the following contractual obligations as of December 31, 2020:

($ in thousands)	< 1 Year	1 to 3 Years	3 to 5 Years	Total
Accounts payable and accrued liabilities	$153,700	$—	$—	$153,700
Deferred consideration, contingent consideration and other payables, short-term	19,115	—	—	19,115
Deferred consideration and contingent consideration, long-term	—	7,247	—	7,247
Long-term notes payable and loans payable and short-term borrowings	25,924	255,439	—	281,363

Total obligations as of December 31, 2020	$198,739	$262,686	$—	$461,425

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(d)	Market Risk

(i)	Currency Risk

The operating results and balance sheet of the Company are reported in U.S. dollars. As of September 30, 2021 and December 31, 2020, the Company’s financial assets and liabilities are denominated primarily in U.S. dollars. However, from time to time some of the Company’s financial transactions are denominated in currencies other than the U.S. dollar. The results of the Company’s operations are subject to currency transaction and translation risks. The Company recorded $0.2 million and $1.3 million in foreign exchange losses during the three and nine months ended September 30, 2021, respectively. The Company recorded $0.2 million in foreign exchange losses for the three and nine months ended September 30, 2020, respectively. See Note 13 for additional details.

As of September 30, 2021 and December 31, 2020, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(ii)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. An increase or decrease in the Company’s incremental borrowing rate by 10% would result in an associated increase or decrease in Deferred consideration, contingent consideration and other payables and Interest expense, net of $0.1 million. The Company’s effective interest rates for its Senior Loan is 11.0% and the stated interest rate is 9.5%. See Note 11 for further information.

(iii)	Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company is subject to price risk related to derivative liabilities and contingent consideration that are valued based on the Company’s own stock price. An increase or decrease in stock price by 10% would result in an associated increase or decrease to Deferred consideration, contingent consideration and other payables, Derivative liabilities, long-term and Deferred consideration and contingent consideration with a corresponding change to Other (expense) income, net. As of September 30, 2021 an increase or decrease in stock price by 10% would result in an impact of $4.3 million or $3.9 million, respectively.

(iv)	Tax Risk

Tax risk is the risk of changes in the tax environment that would have a material adverse effect on the Company’s business, results of operations, and financial condition. Currently, state licensed marijuana businesses are assessed a comparatively high effective federal tax rate due to IRC Section 280E, which bars businesses from deducting all expenses except their cost of goods sold when calculating federal tax liability. Any increase in tax levies resulting from additional tax measures may have a further adverse effect on the operations of the Company, while any decrease in such tax levies will be beneficial to future operations. See Note 20 for the Company’s disclosure of uncertain tax positions.

(v)	Regulatory Risk

Regulatory risk pertains to the risk that the Company’s business objectives are contingent, in part, upon the compliance of regulatory requirements. Due to the nature of the industry, the Company recognizes that regulatory requirements are more stringent and punitive in nature. Any delays in obtaining, or failure to obtain regulatory approvals can significantly delay operational and product development and can have a material adverse effect on the Company’s business, results of operation, and financial condition. The Company is cognizant of the advent of regulatory changes occurring in the cannabis industry on the city, state, and national levels. Although regulatory outlook on the cannabis industry has been moving in a positive trend, the Company is aware of the effect that unforeseen regulatory changes could have on the goals and operations of the business as a whole.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

The novel coronavirus (“COVID-19”) was declared a pandemic by the World Health Organization on March 12, 2020. During the fourth quarter of 2020, the first vaccine utilized to prevent coronavirus infection was approved by the U.S. Food and Drug Administration. As of September 30, 2021 the vaccine has become more widely available, however, there remains significant economic uncertainty and consequently it is difficult to reliably measure the potential impact of this uncertainty on the Company’s future financial results.

NOTE 17.     VARIABLE INTEREST ENTITIES

The following table presents the summarized financial information about the Company’s consolidated variable interest entities (“VIEs”) which are included in the Unaudited Condensed Interim Consolidated Balance Sheets as of September 30, 2021 and December 31, 2020. All of these entities were determined to be VIEs as the Company possesses the power to direct activities through written agreements:

	September 30, 2021	December 31, 2020
($ in thousands)	Cresco Labs Michigan, LLC	Cresco Labs Michigan, LLC	Cresco Labs, LLC
Current assets	$34,902	$7,111	$830,828
Non-current assets	35,870	14,744	143,449
Current liabilities	(61,950)	(20,898)	(849,691)
Non-current liabilities	(23,067)	(2,986)	(83,138)
Non-controlling interests	—	—	97,180
Equity attributable to Cresco Labs Inc.	(14,244)	(2,029)	(55,732)

As of September 30, 2021, control of Cresco Labs, LLC resides with the Company, therefore Cresco Labs, LLC is no longer a variable interest entity and has been consolidated for all periods presented.

The following table presents the summarized financial information about the Company’s consolidated VIEs which are included in the Unaudited Condensed Interim Consolidated Statements of Operations for the nine months ended September 30, 2021 and for the year ended December 31, 2020:

	September 30, 2021	December 31, 2020
($ in thousands)	Cresco Labs Michigan, LLC	Cresco Labs Michigan, LLC	Cresco Labs, LLC
Revenue	$2,974	$2,916	$98,786
Net income (loss) attributable to non-controlling interests	—	—	6,666
Net income (loss) attributable to Cresco Labs Inc.	(6,332)	(1,796)	10,204
Net income (loss)	(6,332)	(1,796)	16,870

NOTE 18.     SEGMENT INFORMATION

The Company operates in one segment, the cultivation, manufacturing, distribution, and sale of cannabis. The Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, and the Chief Commercial Officer of the Company have been identified as the Chief Operating Decision Makers (“CODM”) and manage the Company’s operations as a whole. For the purpose of evaluating financial performance and allocating resources, the CODM’s review financial information presented on a consolidated basis accompanied by information by customer and geographic region.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

For the three and nine months ended September 30, 2021, the Company generated 100.0% and 99.5%, respectively, of its revenue in the United States with the remainder generated in Canada. For the three and nine months ended September 30, 2020, the Company generated 98.3% and 97.9%, respectively, of its revenue in the United States with the remainder generated in Canada.

NOTE 19.     INTEREST EXPENSE, NET

Interest expense, net consisted of the following for the three and nine months ended September 30, 2021 and 2020: Three Months Ended Nine Months Ended September 30, September 30,

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands)	2021	2020	2021	2020
Interest expense – leases	$(1,070)	$(851)	$(3,029)	$(2,174)
Interest expense – notes and loans payable	(7,895)	(3,712)	(19,950)	(10,140)
Accretion of debt discount and amortization of deferred financing fees	(1,242)	(1,222)	(4,225)	(3,429)
Interest expense – financing activities related to sale-leasebacks	(2,988)	(2,677)	(8,620)	(7,916)
Other interest expense	(578)	(629)	(1,275)	(528)
Interest income	196	329	739	897

Total Interest expense, net	$(13,577)	$(8,762)	$(36,360)	$(23,290)

See Note 11 for additional information on notes and loans payable and accretion of debt discount and amortization of deferred financing fees.

NOTE 20.     PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES

As the Company operates in the cannabis industry, the Company is subject to the limits of IRC Section 280E for US federal income tax purposes as well as state income tax purposes for all states except California and Arizona. Under IRC Section 280E, the Company is only allowed to deduct expenses directly related to sales of product. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. However, the State of California and State of Arizona do not conform to IRC Section 280E and, accordingly, the Company deducts all operating expenses on its California Franchise Tax Returns and Arizona Corporate Income Tax Returns.

The Company is treated as a United State corporation for US federal income tax purposes under IRC Section 7874 and is subject to US federal income tax on its worldwide income. However, for Canadian tax purposes, the Company, regardless of any application of IRC Section 7874, is treated as a Canadian resident company (as defined in the Income Tax Act (Canada) (the “ITA”) for Canadian income tax purposes. As a result, the Corporation is subject to taxation both in Canada and the United States.

The following table summarizes the Company’s income tax expense and effective tax rates for the three and nine months ended September 30, 2021 and 2020:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands)	2021	2020	2021	2020
(Loss) income before income taxes	$(275,860)	$15,685	$(268,344)	$(37,161)
Income tax expense	$(12,408)	$(9,891)	$16,579	$14,423
Effective tax rate	4.5%	(63.1)%	(6.2)%	(38.8)%

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

The Company determined that the tax impact of certain arrangements between its management companies and operating companies did not meet the more likely than not threshold under ASC 740-10 due to the evolving interpretations of IRC Section 280E, and based on the limited guidance available. As a result, the Company had recorded a reserve for an uncertain tax position $4.7 million as of December 31, 2020. During the third quarter of 2021, the IRS completed an examination of one of Cresco’s management companies with no changes to its return. In light of this new information, management has updated the estimates used in the cumulative probability model for examining tax positions. As a result, management now believes there is sufficient evidence that these tax positions should continue to be upheld upon a future examination. No UTP liability is accrued for the Company as of September 30, 2021.

NOTE 21.    SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 18, 2021, which is the date on which these financial statements were issued.

On October 14, 2021, the Company entered into a definitive agreement with Laurel Harvest Labs, LLC (“Laurel Harvest”) (the “Laurel Harvest Transaction”), to acquire the outstanding equity interests in Laurel Harvest, a Pennsylvania Clinical Registrant, for a closing consideration equal to $80.0 million. The Laurel Harvest Transaction is expected to close during the fourth quarter of 2021.